Exhibit 2.1

Execution Version

MASTER PURCHASE AGREEMENT

AMONG

CONVERGYS CUSTOMER MANAGEMENT GROUP INC.,

CONVERGYS CORPORATION,

CONVERGYS LEARNING SOLUTIONS INC.,

CONVERGYS CMG UTAH, INC.,

and

NORTHGATEARINSO, INC.

AND

NORTHGATE INFORMATION SOLUTIONS LIMITED

Dated as of March 4, 2010

-i-

-ii-

- iii -

MASTER PURCHASE AGREEMENT

Master Purchase Agreement, dated as of March 4, 2010 (this “Agreement”), by and among Convergys Customer Management Group Inc., an Ohio corporation (“CCMG”), Convergys Corporation, an Ohio corporation (“Convergys”), Convergys Learning Solutions Inc., a Delaware corporation (“CLS”), Convergys CMG Utah, Inc., a Utah corporation (“CMG Utah”) (each of CLS, CCMG, Convergys, and CMG Utah, a “Seller”, and together, the “Sellers”) and NorthgateArinso, Inc., a corporation organized under the laws of the State of Georgia (the “Purchaser”), and, Northgate Information Solutions Limited (“NISL”).

WHEREAS, the Sellers and their Affiliates are, directly or indirectly, engaged in, among other things, the business of providing human resource outsourcing solutions, including benefits administration, compensation, human resource administration, learning, payroll administration, performance management, recruiting and sourcing services, for large companies and governmental entities (the portion of such business conducted by the Sellers or their Affiliates with the Purchased Assets and the assets acquired pursuant to the Other Purchase Agreements, referred to herein as the “Business”);

WHEREAS, the Sellers desire to sell to the Purchaser and the Purchaser desires to purchase from the Sellers certain assets related to the Business upon the terms and conditions contained in this Agreement in connection with the purchase by Purchaser and its Affiliates of the Business of the Sellers and their Affiliates (the “Transaction”); and

WHEREAS, Affiliates of the Sellers will be selling to Affiliates of the Purchaser other assets of the Business pursuant to various other stock and asset purchase agreements.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, on the terms and subject to the conditions of this Agreement, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.01 Definitions. As used herein, the following terms have the meanings set forth below:

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Assigned Contribution Margin” means the sum of the Contribution Margin allocated to each Customer Contract on Schedule 2.07 of the Seller Disclosure Schedules that has been assigned to the Purchaser as of the date of the applicable Covered Loss.

“Business Day” means any day, other than a Saturday or Sunday, on which commercial banks are not required or authorized to close in Cincinnati, Ohio or London, England.

“Business Material Adverse Effect” means any circumstance, event, change or effect (whether or not foreseeable as of the date of this Agreement) that, individually or in the aggregate with all other circumstances, events, changes and effects, (i) is materially adverse to the assets, financial condition or results of operations of the Business taken as a whole (whether or not such circumstance, event, change or effect has, during the period or at any time in question, manifested itself in the historical financial statements of the Business), or (ii) would prevent or materially impair the ability of any Seller to perform its respective obligations under this Agreement or consummate the transactions contemplated hereby; provided, however, that, for purposes of clause (i), any such effect resulting or arising from any of the following matters shall not be considered when determining whether a Business Material Adverse Effect has occurred or would be reasonably likely to occur: (a) the general conditions in the industries in which the Business operates, including competition in any of the geographic areas in which any of the Sellers operates; (b) general economic or financial market conditions; (c) any act of civil unrest, war or terrorism; (d) any conditions resulting from natural or manmade disasters or other Acts of God (other than such conditions that result in the destruction, loss or diminution of value of any Leased Property or the Purchased Assets located on such Leased Property), (e) compliance by the Sellers with their covenants and agreements contained in this Agreement; (f) the failure of the financial or operating performance of the Sellers to meet internal or analyst projections or budgets for any period prior to, ending on or after the date of this Agreement; (g) any action taken or omitted to be taken by or at the written request or with the written consent of the Purchaser; (h) the announcement of this Agreement or the transactions contemplated hereby; or (i) changes in any Laws or GAAP; provided, further, however, that any circumstance, event, change and effect referred to in clauses (a) or (b) immediately above shall be taken into account in determining whether a Business Material Adverse Effect has occurred to the extent (but only to the extent) that such event, change or effect has a disproportionate effect on the Business as a whole, compared to other participants in the human resource outsourcing business.

“Contamination” means the emission, discharge or release of any Hazardous Material to, on, onto or into the environment and the effects of such emission, discharge or release, including the presence, existence, or threatened presence or existence of any such Hazardous Material.

“Contract” means any written contract, lease, license, loan or credit agreement, indenture, agreement, commitment or other legally binding written arrangement, and all modifications, amendments, supplements and the like with respect thereto.

“Co-owned Property” shall have the meaning of such term set forth in the Retained Business Maintenance Agreement.

“Covered Loss” means any and all losses (excluding loss in future profits, other than any such loss in future profits arising from a Customer Contract, which loss in future profits shall be included as a Covered Loss but only to the extent such loss in future profits can be reasonably demonstrated by Purchaser and only up to a maximum amount of the product of (i) the sum of (A) the Closing Purchase Price (as adjusted by Sections 2.07, 2.08 and/or 6.17), and (B) the principal payments paid or owed under the Deferred Payment Note, times (ii) the percentage of the Aggregate Assigned Contribution Margin represented by the Contribution Margin allocable to such Customer Contract; provided, however that the limitation in this parenthetical shall only apply to loss in future profits arising from a Customer Contract and is not intended to limit other losses related to such Customer Contract; provided, further, that the Purchaser shall not be entitled to recover the duplicative portion of any loss in future profits related to a Customer Contract and any other loss related to such Customer Contract in connection with the same event, circumstances or breach), liabilities (excluding contingent liabilities), claims, fines, deficiencies, damages, obligations, Taxes, payments (including those arising out of any settlement, judgment or compromise relating to any Proceeding), reasonable costs and expenses (including interest and penalties due and payable with respect thereto and reasonable attorneys’ and accountants’ fees and any other reasonable out-of-pocket expenses incurred in investigating, preparing, defending, avoiding or settling any Proceeding), in each case that are due and payable, including any of the foregoing arising under, out of or in connection with any Proceeding, Judgment or award of any arbitrator of any kind, or any Law or Contract; provided, however, that Covered Loss excludes any loss or liability having an aggregate value of less than $100,000, and any loss or liability that has been accrued for or reserved against in the Financial Statements (to the extent of such accrual or reserve) and any loss or liability specifically included in the Final Working Capital Statement and taken into account in determining the Purchase Price adjustment under Section 2.08. The amount of any Covered Loss subject to indemnification hereunder shall be calculated net of (a) any net insurance proceeds received by the indemnitee on account of such Covered Loss (but, for the avoidance of doubt, (i) excluding any proceeds received by the Purchaser or any of its Affiliates from any professional indemnity insurance policy held by the Purchaser or its Affiliates and described on Schedule 1.01(a) of the Purchaser Disclosure Schedules (the “Purchaser Professional Indemnity Insurance Policy”), (ii) excluding any proceeds received by the Purchaser under its warranty and indemnity insurance policy set forth on Schedule 1.01(a) of the Purchaser Disclosure Schedules for claims in excess of the limit of the Sellers’ liability in Section 9.02(c), and (iii) taking into account costs of collection under any insurance policy) and (b) any net Tax benefit actually realized by the indemnitee arising from the recognition of the Covered Loss (but taking into account any Tax cost of receiving any indemnification) and any other payment received with respect to a Covered Loss. The indemnitee shall seek full recovery from any third parties and under all insurance policies (other than the Purchaser Professional Indemnity Insurance Policy, for which indemnitee shall have no obligation to make a claim thereunder) covering any Covered Loss to the same extent as it would if such Covered Loss were not subject to indemnification pursuant to the terms of this Agreement. In the event any payment is made in respect of Covered Losses, the indemnitor who made such payment shall be subrogated to the extent of such payment to any related rights of recovery of the indemnitee receiving such payment against any third party; provided, however, that any indemnitor exercising such subrogation rights shall consult in good faith with the indemnitee prior to and during the course of seeking any recovery. In the event that an insurance (other than with respect to the Purchaser Professional Indemnity Insurance Policy) or other recovery is made or a net Tax benefit is actually realized by the indemnitee with respect to any Covered Loss for which it has been indemnified hereunder, then a refund equal to the aggregate amount of the recovery or benefit shall be made promptly to the indemnitor that provided such indemnification to the indemnitee; provided, however, that such refund shall not exceed the aggregate amount of indemnity payments made by the indemnitee to the indemnitor with respect to such Covered Loss.

“Customer” means a customer of the Business.

“Customer Bonds” means the bonds set forth on Schedule 1.01(f) of the Sellers Disclosure Schedules.

“Customer Contract” means a Contract pursuant to which one or more of the Sellers provides services of the Business to or for the benefit of a Customer.

“Environmental Laws” means, collectively, any and all Laws, Judgments or Permits relating in any way to Contamination, any Hazardous Material, protection of the environment (indoor and outdoor), protection of natural resources, or protection of health and safety, including those relating to exposures or threatened exposures of any Person to, or emissions, discharges, releases, or threatened emissions, discharges, or releases to, on, onto or into the environment, of any Hazardous Material, including (a) the Solid Waste Disposal Act, 42 U.S.C. 6901 et seq., as amended (“RCRA”), (b) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq., as amended (“CERCLA”), (c) the Clean Water Act, 33 U.S.C. §1251 et seq., as amended (“CWA”), (d) the Clean Air Act, 42 U.S.C. §7401 et seq., as amended (“CAA”), (e) the Toxic Substances Control Act, 15 U.S.C. §2601 et seq., as amended (“TSCA”), (f) the Emergency Planning and Community Right To Know Act, 15 U.S.C. §2601 et seq., as amended (“EPCRKA”), and (g) the Occupational Safety and Health Act, 29 U.S.C. §651 et seq., as amended (“OSHA”).

“Final Working Capital” means the Working Capital as of the Closing Date.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Entity” means any national, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Hazardous Material” shall mean (a) any “hazardous wastes” as defined under RCRA, (b) any “hazardous substances” as defined under CERCLA, (c) any toxic pollutants as defined under the CWA, (d) any hazardous air pollutants as defined under the CAA, (e) any hazardous chemicals as defined under TSCA, (f) any hazardous substances as defined under EPCRKA, (g) asbestos, (h) polychlorinated biphenyls, (i) petroleum or petroleum products, (j) underground storage tanks, whether empty, filled or partially filled with any substance, (k) any substance the presence of which on the property in question is prohibited under any Environmental Law, and (l) any other substance which under any Environmental Law requires special handling or notification of or reporting to any Governmental Authority in its generation, use, handling, collection, treatment, storage, recycling, treatment, transportation, recovery, removal, discharge, or disposal.

“Income Taxes” shall mean all Taxes based upon, measured by, or calculated with respect to (a) income or profits (including any capital gains or alternative minimum taxes) or (b) multiple bases (including corporate franchise, doing business or occupation Taxes) if one or more of the bases which that Tax may be measured or calculated is described in clause (a) of this definition.

“Intellectual Property” means any and all patents and patent applications; trademarks, service marks, trade names, brand names, trade dress, slogans, logos and Internet domain names and uniform resource locators, and other indicia of source, sponsorship, affiliation, or approval and the goodwill associated with any of the foregoing; inventions (whether patentable or not), invention disclosures, industrial designs, discoveries, improvements, ideas, designs, models, formulae, patterns, compilations, data collections, drawings, blueprints, mask works, devices, methods, techniques, processes, know-how, proprietary information, customer lists, technology, technical information, business methods, customer lists and other data pertaining to customers, and trade secrets; copyrights, copyrightable works, and rights in databases; software, including data files, source code, object code, application programming interfaces, architecture, documentation, files, records, schematics, emulation and simulation reports, test vectors and hardware development tools, computerized databases and other software-related specifications and documentation (“Software”); rights of publicity and privacy; moral and economic rights of authors and inventors, however denominated; other intellectual or industrial property rights and foreign equivalent or counterpart rights and forms of protection of a similar or analogous nature to any of the foregoing or having similar effect in any jurisdiction throughout the world, including licenses of any of the above intellectual property; and registrations and applications for registration of any of the foregoing, including any renewals, extensions, continuations (in whole or in part), divisionals, re-examinations or reissues or equivalent or counterpart thereof.

“Judgment” means any judgment, injunction, order or decree of any Governmental Entity.

“Knowledge” means the actual knowledge, with respect to the Sellers, of any Person listed in Schedule 1.01(b), and the actual knowledge, with respect to the Purchaser and NISL, of any Person listed in Schedule 1.01(b).

“Law” means any statute, law, ordinance, rule or regulation of any Governmental Entity.

“Lease” means any real property lease, sublease, leasehold or other interest in leased real property used in the Business, together with all right, title and interest of the Sellers and/or their Affiliates in and to all buildings, improvements, structures, facilities, fixtures and all other appurtenances thereto.

“Lien” means any mortgage, lien, security interest, charge, easement, lease, sublease, covenant, right of way, option, claim, restriction or encumbrance of any kind.

“Other Purchase Agreements” means the purchase agreements set forth on Schedule 1.01(c).

“Permitted Liens” means (a) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business for amounts not yet due or that are being contested in good faith by appropriate legal proceedings in a manner that will prevent foreclosure of the applicable Lien during the pendency of such proceedings, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business and Liens for Taxes that are not due and payable or that are being contested in good faith by appropriate legal proceedings in a manner that will prevent foreclosure of the applicable Lien during the pendency of such proceedings, (b) Liens that secure obligations that are reflected as liabilities on the Business Balance Sheet or the existence of which is referred to in the notes to the Business Balance Sheet and, in either case, as set forth on Schedule 1.01(d) of the Seller Disclosure Schedules, (c) other imperfections of title or encumbrances, if any, that, individually or in the aggregate, do not materially impair, and would not reasonably be expected materially to impair, the continued use and operation of the assets to which they relate in the conduct of the Business as presently conducted or the leases and subleases contemplated by this Agreement, (d) leases, subleases and similar agreements with respect to the Real Property, (e) easements, covenants, rights-of-way and other similar restrictions of record that, individually or in the aggregate, do not materially impair, and would not reasonably be expected materially to impair, the continued use and operation of the assets to which they relate in the conduct of the Business as presently conducted or the leases and subleases contemplated by this Agreement, (f) any conditions that may be shown by a current, accurate survey or physical inspection of any Real Property made prior to the Closing that, individually or in the aggregate, do not materially impair, and would not reasonably be expected to materially impair, the continued use and operation of the assets to which they relate in the conduct of the Business as presently conducted or the leases and subleases contemplated by this Agreement, and (g) (i) zoning, building and other similar restrictions and (ii) Liens that have been placed by any developer, landlord or other third party on property over which any of the Sellers has easement rights or on any leased Real Property and subordination or similar agreements relating thereto that (in both cases), individually or in the aggregate, do not materially impair, and would not reasonably be expected to materially impair, the continued use and operation of the assets to which they relate in the conduct of the Business as presently conducted or the leases and subleases contemplated by this Agreement.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Proceeding” means any judicial, administrative, investigative or arbitral actions, suits or proceedings by or before any Governmental Entity.

“Proposal” means, except for in connection with a Total Company Sale, any inquiry, proposal or offer from any Person (other than the Sellers or any of their Affiliates) or any “group” (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended) (a) for a merger, consolidation, business combination or other similar transaction solely with respect to all or substantially all of the Business, or (b) to acquire in any manner, directly or indirectly, all or substantially all of the assets of the Business, in each case, other than the transactions contemplated by this Agreement.

“Real Property” means the real property set forth on Schedule 1.01(e), whether owned or leased, on which the Sellers currently conduct the Business.

“Required Regulatory Approval” means all consents, approvals or authorizations of, or waivers received, or filings with or notifications to applicable foreign anti-trust and other regulating bodies.

“Sample Working Capital” means the “Sample Working Capital” set forth on the Sample Working Capital Statement.

“Seller Disclosure Schedules” means that certain Seller Disclosure Schedules for Master Purchase Agreement dated as of the date of this Agreement, provided by Sellers to the Purchaser.

“St. Johns Topsail Assignment” means the assignment to the Purchaser of the lease of certain office space in St. Johns Topsail, Canada.

“Subsidiary” means any entity in which a Person directly or indirectly owns 50% or more of the effective voting power or equity interest.

“Superior Proposal” means any bona fide written Proposal that the Board of Directors of Convergys determines in good faith, after consulting with outside legal counsel and the Convergys Financial Advisor, taking into account all legal, financial, regulatory, estimated time of completion and other aspects of the Proposal and the Person making the Proposal, including the financing terms thereof, (a) would result in a transaction that is more favorable to the stockholders from a financial point of view than the transactions contemplated by this Agreement (taking into account (i) any adjustment to the terms and conditions proposed by Purchaser in an offer that is in writing in response to such Proposal pursuant to Section 6.02(c) or otherwise, (ii) any termination fees and expense reimbursement provisions, and (iii) the likelihood of obtaining consents under this Agreement and the Proposal and the terms and conditions associated with obtaining such consents) and (b) is reasonably likely to be completed on the terms proposed on a timely basis.

“Tax” or “Taxes” shall mean (i) any and all national, state, county, local, municipal, foreign and other taxes, assessments, duties or similar charges of any kind whatsoever, including all corporate franchise, income, estimated, sales, use, ad valorem, receipts, value added, profits, license, withholding, payroll, employment, excise, premium, property, customs, net worth, capital gains, transfer, stamp, documentary, social security, environmental, alternative or add-on minimum, occupation, recapture, custom duty and other taxes, governmental fees or other like assessments or charges of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, and including all interest, penalties and additions imposed with respect to such amounts; (ii) any liability or obligation for the payment of any amounts of the type described in clause (i) of this sentence as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined, unitary or aggregate group for any taxable period, and (iii) any liability or obligation for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee (within the meaning of Section 6901 of the Code or any other applicable law) of or successor to any Person or as a result of any contract (including any Tax Sharing Agreement), law, rule or regulation.

“Taxing Authority” shall mean any Governmental Entity responsible for the administration or the imposition of any Tax.

“Tax Return” or “Tax Returns” shall mean any and all returns, declarations, reports, estimates, statements, or forms (including any estimated tax returns and reports, withholding tax returns and reports, information returns and reports, amended returns and claims for refund), any schedule or attachment or any related or supporting information with respect to any of the foregoing, filed or to be filed with respect to any Taxes.

“Tax Sharing Agreement” means all agreements or arrangements (whether or not written) that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability, including, without limitation, any express or implied obligation to assume Taxes or to indemnify any other Person; and (ii) any advance pricing agreement, closing agreement or other agreement relating to Income Taxes with any Taxing Authority.

“Total Company Sale” means (a) a merger or consolidation in which none of CCMG or any direct or indirect parent of CCMG would be the surviving entity, or in which CCMG or any direct or indirect parent of CCMG would become a wholly owned subsidiary of another Person, (b) a purchase of all of the outstanding capital stock of CCMG or any direct or indirect parent of CCMG, or (c) an acquisition of all or substantially all of CCMG’s assets or the assets of any direct or indirect parent of CCMG, which may or may not include the Business.

“Transaction Documents” means this Agreement, the Transition Services Agreement, the Tax TSA, the Other Purchase Agreements, the Retained Business Maintenance Agreement, the Austin Assignment, the Tallahassee Assignment, the Cincinnati Lease, the Jacksonville Lease, the Jacksonville Warehouse Sublease, St. John-Topsail Assignment, the Master Services Agreement and the Employee Maintenance Agreement.

“Transfer Taxes” shall mean all sales (including bulk sales), use, transfer, recording, ad valorem, privilege, documentary, gross receipts, registration, conveyance, excise, license, stamp, value added, goods and services, real property transfer or gains, or similar Taxes and fees (including any penalties and interest) arising on the transactions effectuated pursuant to this Agreement.

“WARN Act” means the Worker Adjustment Retraining and Notification Act, 29 U.S.C. Section 2101 et seq., as amended.

“Working Capital” means, for the applicable date, the net working capital of the Business (as transferred to the Purchaser or its Affiliates as of the Closing Date or subsequent to the Closing Date but prior to the due date of the Final Working Capital Statement, pursuant to Section 2.08), calculated by subtracting (a) the sum of the amounts as of the close of business on the applicable date for the liability line items and the general ledger accounts shown on Schedule 1.01(a) of the Seller Disclosure Schedules for the Business that ultimately were (i) transferred to the Purchaser or its Affiliates as of the applicable date, or (ii) transferred to or were assumed by, or the obligation of which became the responsibility of, the Purchaser or its Affiliates subsequent to the Closing Date, but prior to the due date of the Final Working Capital Statement, pursuant to Section 2.08, from (b) the sum of the amounts as of the close of business on the applicable date for the asset line items and general ledger accounts shown on Schedule 1.01(a) of the Seller Disclosure Schedules for the Business that ultimately were (i) transferred to the Purchaser or its Affiliates as of the Closing Date, or (ii) transferred to, or the benefit of which were provided to, the Purchaser or its Affiliates subsequent to the Closing Date, but prior to the due date of the

Final Working Capital Statement, pursuant to Section 2.08; provided, however, that all such amounts shall be adjusted, if necessary, to exclude all amounts related to any Excluded Assets and Retained Liabilities.

1.02 Other Defined Terms. In addition, the following terms shall have the meanings ascribed to them in the corresponding section of this Agreement:

Term	Section
Aggregate Contribution Margin	2.07(a)
Agreement	Preamble
Approval	2.09
Assigned Contracts	2.01(b)
Assumed Employee Plans	4.07(b)
Assumed Liabilities	2.03
Austin Assignment	2.06(a)(viii)
Balance Sheet Date	4.17(a)
Board of Directors	6.02(c)
Bond Maintenance Period	6.13
Books and Records	2.01(e)
Business	Recitals
Business Balance Sheet	4.17(a)
Business Employees	6.08(a)
Business Financial Statements	4.17(a)
Business Intellectual Property	2.01(d)
Business Intellectual Property Agreements	4.03(b)
CAA	1.01
Cap	9.02(c)
Capital Expenditures Budget	6.01(e)
CCMG	Preamble
CCMG General Assignment and Bill of Sale	2.06(a)(iv)
CCMG Material Adverse Effect	3.01(a)
CERCLA	1.01
Cincinnati Lease	2.06(a)(x)
Closing	2.05
Closing Date	2.05
Closing Purchase Price	2.06(a)(i)
CLS	Preamble
CLS General Assignment and Bill of Sale	2.06(a)(v)
CLS Material Adverse Effect	3.01(b)
CM	6.12(d)
CMG Utah	Preamble
CMG Utah General Assignment and Bill of Sale	2.06(a)(xvi)
CMG Utah Material Adverse Effect	3.01(d)
COBRA	6.01(k)
Code	4.07(g)(ii)

Term	Section
Combined Aggregate	4.04(b)
Competitive Operations	6.12(b)
Confidentiality Agreement	6.03
Contribution Margin	2.07(a)
Convergys	Preamble
Convergys Financial Advisor	6.02(b)
Convergys General Assignment and Bill of Sale	2.06(a)(vi)
Convergys Material Adverse Effect	3.01(c)
Credit Enhancements	6.13
CWA	1.01
Deferred Payment Note	2.06(a)(i)
DOJ	6.06(b)
Employee Maintenance Agreement	2.06(a)(vii)
Employee Plan	4.07(a)
EPCRKA	1.01
ERISA	4.07(a)
ERISA Affiliate	4.07(d)
Excluded Assets	2.02
Fair Value Price	6.17(b)
Final Working Capital Statement	2.08(a)
Fixed Assets	2.01(a)
Foreign Purchase Agreements	7.01(d)
FTC	6.06(b)
General Enforceability Exceptions	3.02
Global Closing Purchase Price	2.01
Global Purchase Price	2.01
Guarantees	4.18
Healthcare Groups	6.12(d)(i)
Healthcare Services	6.12(d)(i)
HSR Act	3.03
Inactive Business Employee	6.08(b)
Inactive Business Employee Disability Expenses	6.08(b)
Inactive Business Employee Transfer Date	6.08(b)
Indemnified Party	9.04(a)
Independent Accounting Firm	2.08(b)
Jacksonville Lease	2.06(a)(xiii)
Jacksonville Warehouse Sublease	2.06(a)(xiv)
Know-How	2.01(h)
Leased Real Property	4.02
Master Services Agreement	2.06(a)(xii)
Material Contract	4.04(a)
Material Customers	4.15
Material Supplier Contract	4.04(a)
Material Suppliers	4.15

Term	Section
Names	6.10(a)
NISL	Preamble
Open Source Software	4.03(g)
OSHA	1.01
PBGC	4.07(d)
Permits	2.01(c)
Personnel Records	6.08(m)
Post-Closing Assigned Contract Employee	6.08(a)
Purchase Price	2.01
Purchased Assets	2.01
Purchaser	Preamble
Purchaser Disclosure Schedules	Article V
Purchaser Indemnitees	9.02(a)
Purchaser Material Adverse Effect	5.01
Purchaser Professional Indemnity Insurance Policy	1.01
RCRA	1.01
Representatives	6.02(a)
Retained Business Maintenance Agreement	2.06(a)(xi)
Retained Contract Collateral Assets	2.02(b)
Retained Contracts	2.02(a)
Retained Employee Plans	4.07(c)
Retained Liabilities	2.04
Retained Tax Liabilities	2.04(e)
Sample Working Capital Statement	4.17(b)
Seller	Preamble
Seller Entities	4.18
Seller Group	4.05(a)
Seller Indemnitees	9.03(a)
Sellers	Preamble
Software	1.01
Tallahassee Assignment	2.06(a)(ix)
Target Working Capital	2.08(a)
Target Working Capital Statement	2.08(a)
Tax TSA	2.06(a)(xv)
Termination Fee	8.01(a)
Third Party Claim	9.04(a)
Third Party Intellectual Property Rights	4.03(b)
Transaction	Recital
Transfer Date	6.08(b)
Transferred Employee	6.08(b)
Transferred Information	4.10(c)
Transition Services Agreement	2.06(a)(iii)
TSCA	1.01

1.03 Rules of Interpretation.

(a) The singular includes the plural and the plural includes the singular.

(b) Any pronoun or pronouns shall be deemed to cover all genders.

(c) The word “or” is not exclusive.

(d) A reference to a Person includes its permitted successors and permitted assigns.

(e) The words “include,” “includes” and “including” are not limiting.

(f) A reference in a document to an Article, Section, Exhibit, Schedule, Annex or Appendix is to the Article, Section, Exhibit, Schedule, Annex or Appendix of such document unless otherwise indicated. Exhibits, Schedules, Annexes or Appendices to any document shall be deemed incorporated by reference in such document.

(g) References to any document, instrument or agreement (i) shall include all exhibits, schedules and other attachments thereto, (ii) shall include all documents, instruments or agreements issued or executed in replacement thereof, and (iii) shall mean such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified and supplemented from time to time and in effect at any given time.

(h) The words “hereof,” “herein” and “hereunder” and words of similar import when used in any document shall refer to such document as a whole and not to any particular provision of such document.

(i) References to “days” shall mean calendar days, unless the term “Business Days” shall be used.

(j) This Agreement is the result of negotiations among, and has been reviewed by the parties hereto. Accordingly, this Agreement shall be deemed to be the product of all parties, and no ambiguity shall be construed in favor of or against any party.

(k) All references to “Dollars” or “$” in this Agreement shall mean United States dollars.

ARTICLE II

PURCHASE AND SALE OF ASSETS; CLOSING

2.01 Purchase and Sale of Assets. The aggregate purchase price payable upon the consummation of the transactions contemplated by this Agreement and the Other Purchase Agreements, subject to adjustments as contemplated herein and therein, shall be One Hundred Million Dollars ($100,000,000) (as adjusted, the “Global Purchase Price”) of which Eighty-Five Million Dollars ($85,000,000) (as adjusted, the “Global Closing Purchase Price”), subject to adjustments as contemplated herein and therein, shall be paid at Closing and Fifteen Million Dollars ($15,000,000) shall be paid on a deferred basis pursuant to the terms of one or more zero coupon deferred payment promissory notes delivered at Closing. Subject to the terms and conditions of this Agreement, on the Closing Date and at the Closing provided for in Section 2.05, in exchange for an aggregate purchase price of Sixty-Six Million Eight Hundred Thirty-Two Thousand Five Hundred Forty Dollars ($66,832,540), payable as set forth below in Section 2.06(a)(i) and subject to adjustment as provided in Sections 2.07 and 2.08 (as adjusted, the “Purchase Price”), the Sellers shall sell, assign, transfer and convey to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Sellers, all of the Sellers’ right, title, and interest in and to all of the following (the “Purchased Assets”):

(a) The personal property, physical assets and equipment, furnishings and decorative objects identified on Schedule 2.01(a) of the Seller Disclosure Schedules (the “Fixed Assets”);

(b) All contracts, agreements, commitments and other arrangements, and all rights and interests of the Sellers therein, identified on Schedule 2.01(b) of the Seller Disclosure Schedules (the “Assigned Contracts”);

(c) All of the permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemptions of, or filings or registrations with or issued by any Governmental Entity exclusively used by the Business as currently conducted (the “Permits”);

(d) All Intellectual Property identified on Schedule 2.01(d) of the Seller Disclosure Schedules (the “Business Intellectual Property”);

(e) All documents, instruments, papers, books, records, books of account, files and data (including Customer and supplier lists), catalogs, brochures, sales literature, promotional materials, certificates, Tax books and records and other documents to the extent solely and specifically for the Purchased Assets or the Assumed Liabilities and copies of the Tax books and records (redacted to exclude information not relating to the Purchased Assets or the Assumed Liabilities) relating to the Purchased Assets or the Assumed Liabilities and not otherwise provided pursuant to this clause (e) (the “Books and Records”);

(f) Any and all accounts receivable, other than from the Sellers or any Affiliate of the Sellers, arising out of the Purchased Assets set forth in Sections 2.01(a) through 2.01(d);

(g) Any and all notes, debentures, trade receivables (whether current or non-current), and other receivables arising out of the Purchased Assets set forth in Sections 2.01(a) through 2.01(d);

(h) Any and all inventories, discoveries, improvements, processes, methods, designs, formulae (secret or otherwise), data, engineering, technical and shop drawings, specifications, trade secrets, confidential information, technology, know-how, shop rights, and any and all drawings, records, books or other indication, however evidenced, of the foregoing, together with any and all rights to use any or all of the foregoing, and any and all goodwill, if any, associated with any of the foregoing (hereafter, collectively “Know-How”), in each case (i) to the extent solely and specifically for the Purchased Assets set forth in Sections 2.01(a) through 2.01(d), (ii) that are not the property of a third-party that has an agreement that is a Purchased Asset, and (iii) subject to any requirement to transfer or assign such rights or any license thereof to a third party pursuant to a Contract;

(i) Any and all office, production or data processing supplies, spare parts and other miscellaneous supplies used solely and specifically for the Purchased Assets set forth in Sections 2.01(a) through 2.01(d);

(j) Any and all prepaid expenses arising out of or related to the Purchased Assets set forth in Sections 2.01(a) through 2.01(d) and reflected on the Business Balance Sheet or arising in the ordinary course of business since the Balance Sheet Date and reasonably necessary for the conduct of the business associated with the Purchased Assets set forth in Sections 2.01(a) through 2.01(d); and

(k) Any and all goodwill, if any, of the business relating to the Purchased Assets as set forth in Sections 2.01(a) through 2.01(d), as a going concern.

2.02 Excluded Assets. Notwithstanding any provision of this Agreement to the contrary, the following assets (the “Excluded Assets”) shall be specifically excluded from, and shall not constitute, the Purchased Assets sold to the Purchaser hereunder:

(a) Assigned Contracts with respect to which any required consent to assign is not obtained as of Closing (“Retained Contracts”);

(b) the facilities, employees, Know-How, supply agreements, processes, procedures, accounts receivable, other receivables, prepaid expenses, goodwill, supplies, spare parts, Books and Records, Fixed Assets, Permits, Business Intellectual Property and other assets of the Sellers and the Sellers’ Affiliates which are used predominantly to service, or that are otherwise predominantly related to, any Retained Contract that is a Customer Contract, but only for so long as such Customer Contract remains a Retained Contract (“Retained Contract Collateral Assets”); provided, however, that the determination of whether any of the assets described in this Section 2.02(b) are used predominantly to service, or are otherwise predominantly related to, any Retained Contract that is a Customer Contract shall be based on the principles set forth in Schedule 2.02(b) of the Seller Disclosure Schedules;

(c) any and all assets related to the Retained Employee Plans;

(d) any and all Contracts and other assets set forth on Schedule 2.02(d) of the Seller Disclosure Schedules; and

(e) any and all other assets not specifically being sold, transferred or assigned to the Purchaser by the Sellers under this Agreement.

2.03 Assumed Liabilities. At the Closing (except as provided below in Section 2.03(e)), the Purchaser shall assume and agree to discharge or perform all of the liabilities of the Sellers that are related to the Purchased Assets or the Business other than the Retained Liabilities (the “Assumed Liabilities”) whether accruing prior to, on or after Closing, including, without limitation, the following:

(a) Liabilities for obligations to be performed pursuant to the terms of the Assigned Contracts (other than Retained Contracts);

(b) Liabilities relating to or arising out of the use of the Purchased Assets;

(c) Liabilities relating to or arising out of the operation of the Business;

(d) Liabilities for Taxes (other than Retained Tax Liabilities) relating to the purchase, sale, transfer, or use of the Purchased Assets;

(e) Liabilities arising out of or relating to the employment, compensation, employee benefits, severance and termination of the Business Employees, provided that liabilities related to Post-Closing Assigned Contract Employees shall not be assumed by the Purchaser at the Closing but shall be assumed as of the date the applicable Retained Contract is assigned pursuant to Section 6.17 hereof, including ERISA liabilities (other than any ERISA liabilities arising out of or relating to the Retained Employee Plans), collective bargaining matters, unfair labor practice complaints, sex, age, race or other discrimination Proceedings, and any violation of any Law relating to the employment of labor, including, without limitation, those relating to wages, hours and collective bargaining, other than any liabilities that the Sellers are expressly required to assume or retain pursuant to Section 6.08 hereof;

(f) Liabilities arising out of, relating to or otherwise in any way in respect of Permits that are Purchased Assets; and

(g) All other liabilities identified on Schedule 2.03(g) of the Seller Disclosure Schedules.

2.04 Retained Liabilities. The Sellers shall retain, and the Purchaser shall not assume, all of the following liabilities of the Sellers (the “Retained Liabilities”):

(a) Liabilities arising out of or relating to the Excluded Assets;

(b) Liabilities arising out of or relating to the Retained Employee Plans;

(c) Liabilities set forth on Schedule 2.04(c) of the Seller Disclosure Schedules;

(d) Liabilities arising out of or relating to employment, compensation, employee benefits, severance or termination of (i) any individual previously employed by the Sellers with respect to the Business (including any officer or director) that is not employed by the Sellers as of the Closing Date and their respective dependents and beneficiaries, (ii) any individual previously rendering services to the Sellers with respect to the Business, including any independent contractor or consultant, who is not rendering such services as of the Closing Date and (iii) until such time as the applicable Retained Contract is assigned to the Purchaser, each Post-Closing Assigned Contract Employee, in each case whether arising prior to, on or after the Closing Date, other than with respect to clauses (i), (ii) and (iii) above, any liabilities that the Purchaser is expressly required to assume under Section 6.08; provided, however, that, automatically upon the assignment of each Retained Contract to the Purchaser, all such liabilities relating to the Post-Closing Assigned Contract Employees related to such Retained Contract shall immediately become Assumed Liabilities without further action required by the Purchaser or the Sellers;

(e) Liabilities for (i) Income Taxes relating to any periods (or portions thereof) prior to the Closing Date (with respect to the Business, the use of the Purchased Assets or otherwise), (ii) except as provided in Section 6.07(b), Taxes arising in connection with the consummation of the transactions contemplated hereby, (iii) Taxes described in the Seller Disclosure Schedules (including, without limitation, Schedules 4.05(b) and 4.05(d) thereof); and (iv) the unpaid taxes of any Person under Treas. Reg. §1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise, except, in each case, such Taxes to the extent specifically included in the Final Working Capital Statement and taken into account in determining the Purchase Price adjustment under Section 2.08 (the “Retained Tax Liabilities”); and

(f) Intercompany payables.

2.05 Closing Date. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at a mutually agreeable time and location on the last calendar day of the month in which the conditions set forth in Article VII have been satisfied (or, to the extent permitted, waived by the parties entitled to the benefits thereof) or at such other place, time and date as shall be agreed among the Sellers and the Purchaser. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

2.06 Closing Deliveries.

(a) At the Closing, the Purchaser and its Affiliates shall deliver to the Sellers and their Affiliates the following:

(i) (A) payment, by wire transfer(s) to one or more bank accounts designated in writing by the Sellers (such designation to be made by the Sellers at least two (2) Business Days prior to the Closing Date), an amount in immediately available Dollars equal to the portion of the Global Purchase Price determined in accordance with Sections 2.07 and 2.08 (the “Closing Purchase Price”), and (B) the Deferred Payment Note, attached hereto as Exhibit A, duly executed by the Purchaser and NISL (the “Deferred Payment Note”);

(ii) the certificate to be delivered pursuant to Section 7.03;

(iii) a counterpart of the Transition Services Agreement attached as Exhibit B hereto (the “Transition Services Agreement”), duly executed by the Purchaser;

(iv) a counterpart of the General Assignments and Bills of Sale for the Purchased Assets, by and between CCMG and the Purchaser, attached as Exhibit C hereto (the “CCMG General Assignment and Bill of Sale”), duly executed by the Purchaser;

(v) a counterpart of the General Assignments and Bills of Sale for the Purchased Assets, by and between CLS and the Purchaser, attached as Exhibit D hereto (the “CLS General Assignment and Bill of Sale”), duly executed by the Purchaser;

(vi) a counterpart of the General Assignments and Bills of Sale for the Purchased Assets, by and between Convergys and the Purchaser, attached as Exhibit E hereto (the “Convergys General Assignment and Bill of Sale”), duly executed by the Purchaser;

(vii) a counterpart of the Employee Maintenance Agreement attached as Exhibit F hereto, pursuant to which the Purchaser shall agree to maintain a minimum number of employees at the location leased pursuant to the Cincinnati Lease (the “Employee Maintenance Agreement”), duly executed by the Purchaser;

(viii) a counterpart of the Austin Assignment attached as Exhibit G hereto, evidencing the assignment to the Purchaser of the lease of certain office space in Austin, Texas (the “Austin Assignment”), duly executed by the Purchaser;

(ix) a counterpart of the Tallahassee Assignment attached as Exhibit H-1 hereto, evidencing the assignment to the Purchaser of the lease of certain office space in Tallahassee, Florida (the “Tallahassee Assignment”), duly executed by the Purchaser;

(x) a counterpart of the Cincinnati Lease, attached as Exhibit I hereto, evidencing the lease to the Purchaser of certain office space in Cincinnati, Ohio (the “Cincinnati Lease”), duly executed by the Purchaser;

(xi) a counterpart of the Retained Business Co-Ownership Agreement attached as Exhibit J hereto, pursuant to which the Purchaser and its Affiliates, on the one hand, and the Sellers and their Affiliates, on the other hand, will provide co-ownership rights and additional grants, licenses and rights necessary to assist the Sellers and their Affiliates and the Purchaser and its Affiliates, as applicable, to (A) continue providing the services of the Business to Customers under the Customer Contracts and any Retained Contracts, and (B) with respect to the Sellers and their Affiliates, continue using the learning and other services described therein for internal use and for sublicensing to, or use in providing services to, third-party customers (the “Retained Business Maintenance Agreement”), all of which rights shall be assignable to customers under any such Contract, duly executed by the Purchaser and any necessary Affiliates of the Purchaser;

(xii) a counterpart of the Master Services Agreement and associated work orders attached as Exhibit K hereto, pursuant to which the Purchaser and its Affiliates will provide to Sellers and their

Affiliates certain services of the Business (the “Master Services Agreement”), duly executed by the Purchaser and any necessary Affiliates of the Purchaser;

(xiii) a counterpart of the Jacksonville Lease attached as Exhibit L hereto, evidencing the lease to the Purchaser of certain office space in Jacksonville, Florida (the “Jacksonville Lease”), duly executed by the Purchaser;

(xiv) a counterpart of the Jacksonville Warehouse Sublease attached as Exhibit M-1 hereto, evidencing the sublease to the Purchaser of certain warehouse space in Jacksonville, Florida (the “Jacksonville Warehouse Sublease”), duly executed by the Purchaser;

(xv) a counterpart of the Tax Transition Services Agreement attached as Exhibit N hereto (the “Tax TSA”), duly executed by the Purchaser;

(xvi) a counterpart of the General Assignments and Bills of Sale for the Purchased Assets, by and between CMG Utah and the Purchaser, attached as Exhibit O hereto (the “CMG Utah General Assignment and Bill of Sale”), duly executed by the Purchaser;

(xvii) payment, by wire transfer(s) to one or more bank accounts designated in writing by the Sellers (such designation to be made by the Sellers at least two (2) Business Days prior to the Closing Date), an amount equal to Seven Hundred Ninety-Five Thousand Dollars ($795,000) reflecting the insurance coverage costs pursuant to Section 6.08(l);

(xviii) a certificate of an officer of the Purchaser, given on behalf of the Purchaser and not in his or her individual capacity, certifying as to the certificate of incorporation and bylaws (or equivalent organizational documents) of the Purchaser and as to the resolutions of the board of directors (or equivalent governing body) of the Purchaser authorizing this Agreement and the transactions contemplated hereby; and

(xix) such other documents and instruments as the Sellers reasonably request to consummate the transactions contemplated by this Agreement.

(b) At the Closing, the Sellers and their Affiliates shall deliver, or cause to be delivered, to the Purchaser and its Affiliates the following:

(i) a counterpart of the CCMG General Assignment and Bill of Sale duly executed by CCMG;

(ii) a counterpart of the CLS General Assignment and Bill of Sale duly executed by CLS;

(iii) a counterpart of the Convergys General Assignment and Bill of Sale duly executed by Convergys;

(iv) all such other deeds, endorsements, assignments and other instruments as are reasonably necessary to transfer the Purchased Assets to the Purchaser;

(v) the certificates to be delivered pursuant to Section 7.02;

(vi) duly executed assignments of the Assigned Contracts;

(vii) a counterpart of the Transition Services Agreement duly executed by each of the Sellers;

(viii) a counterpart of the Employee Maintenance Agreement, duly executed by CCMG and Convergys;

(ix) a counterpart of the Austin Assignment, duly executed by CCMG and possession of such office space;

(x) a counterpart of the Tallahassee Assignment, duly executed by CCMG and possession of such office space, and the estoppel attached as Exhibit H-2 required to be provided by the lessor under such lease, duly executed by such lessor;

(xi) a counterpart of the Cincinnati Lease, duly executed by Asset Ohio Fourth Street LLC, a wholly owned subsidiary of Convergys;

(xii) a counterpart of the Retained Business Maintenance Agreement, duly executed by CCMG and Convergys;

(xiii) a counterpart of the Master Services Agreement, duly executed by one of the Sellers or their respective Affiliates;

(xiv) a counterpart of the Jacksonville Lease, duly executed by one of the Sellers or their respective Affiliates;

(xv) a counterpart of the Jacksonville Warehouse Sublease, duly executed by one of the Sellers or their respective Affiliates and the estoppel attached as Exhibit M-2 required to be provided by the lessor under the master lease to which such Jacksonville Warehouse Sublease is to be subject, duly executed by such lessor;

(xvi) a counterpart of the Tax TSA, duly executed by Convergys;

(xvii) a counterpart of the CMG Utah General Assignment and Bill of Sale duly executed by CMG Utah;

(xviii) a certificate of an officer of Seller, given on behalf of such Seller and not in his or her individual capacity, certifying, as complete and accurate as of the Closing, attached copies of the articles of incorporation and bylaws (or equivalent organizational documents) of such Seller and the resolutions of the board of directors (or equivalent governing body) of such Seller authorizing this Agreement and the transactions contemplated hereby; and

(xix) such other documents and instruments as the Purchaser reasonably requests to consummate the transactions contemplated by this Agreement.

2.07 Closing and Post-Closing Consent Closing Purchase Price Adjustments.

(a) The parties hereto acknowledge that the Purchase Price reflects the aggregate purchase price the Purchaser is willing to pay in return for one hundred percent (100%) of the Customer Contracts and the Purchased Assets related thereto. The parties hereto recognize that certain consents from third parties are necessary to permit the acquisition by the Purchaser of a portion of the Purchased Assets. If the Sellers are able to transfer to the Purchaser at Closing, Customer Contracts representing at least seventy percent (70%), but less than one hundred percent (100%), of the Aggregate Contribution Margin, the Closing Purchase Price (prior to any adjustment pursuant to Section 2.07(b) or Section 2.08) shall be reduced by One Million Four Hundred Sixteen Thousand Six Hundred Sixty-Seven Dollars ($1,416,667) for each one percent (1%) by which one hundred percent (100%) exceeds the percentage of Aggregate Contribution Margin represented by the Customer Contracts transferred to the Purchaser at Closing. In addition, the Closing Purchase Price may be increased following Closing pursuant to the terms and conditions of Section 6.17. For purposes of this Agreement, the parties to this Agreement agree that (a) “Contribution Margin” shall be the amount representing the Sellers’ and the Purchaser’s estimate of the contribution margin allocable to each of the Customer Contracts identified on Schedule 2.07 of the Seller Disclosure Schedules, as such Contribution Margin is identified on Schedule 2.07 of the Seller Disclosure Schedules, (b) each such Customer Contract shall be deemed to represent the portion of the Contribution Margin identified for such Customer Contract on such schedule, and (c) “Aggregate Contribution Margin” shall mean the sum of the Contribution Margin allocated to each Customer Contract on Schedule 2.07 of the Seller Disclosure Schedules.

(b) To the extent that the aggregate amounts paid to the Sellers and their Affiliates under this Agreement and the Other Purchase Agreements on the Closing Date (prior to any adjustment pursuant to Section 2.08) is less than the product of the Global Closing Purchase Price multiplied by the percentage of Aggregate Contribution Margin represented by Customer Contracts transferred to the Purchaser at Closing, subject to reduction by One Million Four Hundred Sixteen Thousand Six Hundred Sixty-Seven Dollars ($1,416,667) for each one percent (1%) by which one hundred percent (100%) exceeds the percentage of Aggregate Contribution Margin represented by the Customer Contracts transferred to the

Purchaser at Closing, the amount payable under this Agreement at Closing shall be increased by such difference. In the event the Closing Purchase Price is adjusted pursuant to this Section 2.07(b) or Section 6.17, the principal amount of the Deferred Payment Note will also be adjusted pursuant to its terms. To the extent that the aggregate amounts paid to the Sellers and their Affiliates under this Agreement and the Other Purchase Agreements on the Closing Date (prior to any adjustment pursuant to Section 2.08) is more than the product of the Global Closing Purchase Price multiplied by the percentage of Aggregate Contribution Margin represented by Customer Contracts transferred to the Purchaser at Closing, subject to reduction by One Million Four Hundred Sixteen Thousand Six Hundred Sixty-Seven Dollars ($1,416,667) for each one percent (1%) by which one hundred percent (100%) exceeds the percentage of Aggregate Contribution Margin represented by the Customer Contracts transferred to the Purchaser at Closing, the amount payable under this Agreement at Closing shall be decreased by such difference.

2.08 Working Capital Purchase Price Adjustment.

(a) On or prior to March 31, 2010, the Sellers shall cause to be prepared and delivered to the Purchaser a working capital statement as of February 28, 2010 (the “Target Working Capital Statement”), setting forth the Working Capital as of February 28, 2010 (the “Target Working Capital”), along with the combined unaudited balance sheet of the Business as of February 28, 2010, and the combined unaudited statement of income for the two month period ended February 28, 2010, together with the notes and schedules thereto. Within 90 days after the Closing Date, the Sellers shall cause to be prepared and delivered to the Purchaser a working capital statement (the “Final Working Capital Statement”), setting forth the Final Working Capital. The Target Working Capital Statement and the Final Working Capital Statement shall each be prepared in accordance with the same accounting principles, practices, methodologies and policies, including the use of the same line items and line item entries, used in the preparation of the Sample Working Capital and the Sample Working Capital Statement; provided, however that assets newly acquired and liabilities newly incurred following the date of the Sample Working Capital Statement which are not appropriately placed in line items and line item entries previously used by the Sellers, but that constitute Purchased Assets or Assumed Liabilities under this Agreement or the Other Purchase Agreements or are the assets or liabilities of a Person acquired by the Purchaser or its Affiliates pursuant to an Other Purchase Agreement will also be included to the extent consistent with the accounting principles, practices, methodologies and policies applied in preparing the Sample Working Capital Statement.

For the avoidance of doubt, in preparing the Target Working Capital Statement and the Final Working Capital Statement, (i) the Sellers shall ensure that all included account balances greater than positive $100,000 or less than negative $100,000, shall be fully reconciled and such reconciliations will be made available on request to the Purchaser, and (ii) line items and line item entries that have been agreed to be excluded or included in the Sample Working Capital Statement shall continue to be included on or excluded from in Target Working Capital Statement and Final Working Capital Statement.

(b) Within 30 days following receipt by the Purchaser of the Target Working Capital Statement and Final Working Capital Statement, the Purchaser shall deliver written notice to the Sellers of any dispute the Purchaser has with respect to the preparation or content of the Target Working Capital Statement or the Final Working Capital Statement; provided, however, that any such disputes will be limited to the determination of the Target Working Capital or the Final Working Capital and the Purchaser may not dispute the accounting principles, practices, methodologies and policies used in preparing the Target Working Capital or the Final Working Capital Statement if they are the same as the accounting principles, practices, methodologies and policies referenced in the third sentence of Section 2.08(a). If the Purchaser does not so notify the Sellers of a dispute with respect to the Target Working Capital Statement or the Final Working Capital Statement within such 30-day period, such Target Working Capital Statement or Final Working Capital Statement will be final, conclusive and binding on the parties. In the event of such notification of a dispute, the Purchaser and the Sellers shall negotiate in good faith to resolve such dispute. If the Purchaser and the Sellers, notwithstanding such good faith effort, fail to resolve such dispute within 15 days after the Purchaser advises the Sellers of its objections, then the Purchaser and the Sellers jointly shall engage an accounting firm of international standing that is reasonably acceptable to such parties and has not provided services to either of such parties or their Affiliates within twelve (12) months prior to the date of such engagement (the “Independent Accounting Firm”) to resolve such dispute. As promptly as practicable, and in any event not more than 15 days thereafter, the Purchaser and the Sellers shall each prepare and submit a presentation detailing each party’s complete statement of proposed resolution of the dispute to the Independent Accounting Firm. As soon as practicable thereafter, the Purchaser and the Sellers shall cause the Independent Accounting Firm to choose one of the parties’ positions, based solely upon the presentations by the Purchaser and the Sellers, and modify the Target Working Capital Statement or the Final Working Capital Statement accordingly. The scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to whether any determination of Final Working Capital or Target Working Capital was done in accordance with the third sentence of Section 2.08(a) (including the use of the same line items and general ledger accounts as used in the calculation of Sample Working Capital), and the Independent Accounting Firm is not to make any other determination, including any determination as to whether GAAP was followed, to the extent GAAP is inconsistent with the accounting principles, practices, methodologies and policies used to prepare the Target Working Capital Statement or the Final Working Capital Statement. The party whose position is not accepted by the Independent Accounting Firm shall pay all of the fees and expenses of the Independent Accounting Firm. All determinations made by the Independent Accounting Firm, and the Target Working Capital Statement or the Final Working Capital Statement modified by the Independent Accounting Firm, will be final, conclusive and binding on the parties hereto.

(c) For purposes of complying with the terms set forth in this Section 2.08, each party shall cooperate with and make available to the other parties and their respective representatives all information, records, data and working papers (including the audit findings from the Sellers’ 2009 audit), in each case, to the extent related to the Business, and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Target Working Capital Statement and the Final Working Capital Statement and the resolution of any disputes thereunder.

(d) (i) If the Final Working Capital (as finally determined pursuant to Section 2.08(b)) is less than the Target Working Capital (as finally determined pursuant to Section 2.08(b)), then the Closing Purchase Price will be adjusted downward by the amount of such shortfall, and the Sellers shall pay or cause to be paid an amount in cash equal to such shortfall to the Purchaser by wire transfer of immediately available funds to an account or accounts designated in writing by the Purchaser to the Sellers. Any such payment is to be made within five (5) Business Days of the date on which the Final Working Capital is finally determined pursuant to this Section 2.08.

(ii) If the Final Working Capital (as finally determined pursuant to Section 2.08(b)) is greater than the Target Working Capital (as finally determined pursuant to Section 2.08(b)), then the Closing Purchase Price will be adjusted upward by the amount of such excess, and the Purchaser shall pay or cause to be paid an amount in cash equal to such excess to the Sellers by wire transfer of immediately available funds to an account or accounts designated in writing by the Sellers to the Purchaser. Any such payment is to be made within five (5) Business Days of the date on which the Final Working Capital is finally determined pursuant to this Section 2.08.

2.09 Non-Assignment of the Assets. This Agreement shall not constitute an agreement to assign or transfer any of the Purchased Assets if an attempted assignment or transfer thereof is prohibited by Law, or, without the approval, authorization or consent of, or granting or issuance of any license or permit by, any third party thereto (or with respect thereto) or any Governmental Entity (collectively “Approval”), would constitute a breach thereof or in any way negatively affect the rights of the Sellers or the Purchaser, as the assignee or transferee of such Purchased Assets, thereunder and such Approval is not obtained at or before Closing. If the Closing occurs and such Approval is not obtained, subject to the provisions set forth in Sections 6.06(d) and 6.17, the Sellers will cooperate with the Purchaser in good faith without further consideration (other than as provided in subclause (b) of this Section) in any arrangement reasonably acceptable to the Purchaser and the Sellers designed to both (a) provide the Purchaser with the benefit of any such Purchased Asset, and (b) cause the Purchaser to bear all costs and obligations of or under any such Purchased Assets. Any transfer or assignment to the Purchaser of any Purchased Asset that shall require Approval as described above in this Section shall be made subject to such Approval being obtained.

2.10 Withholding Rights.

The Purchaser and the Purchaser’s agents shall be entitled to deduct and withhold from the cash otherwise deliverable under this Agreement, and from any other payments otherwise required pursuant to this Agreement, to any Seller such amounts as the Purchaser or its agent may be required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of state, local or foreign Tax law or pursuant to other applicable judgments, decrees, injunctions or orders. In addition, the Purchaser shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to or on behalf of any Seller such amounts (including the full principal amount and all accrued, unpaid interest) as are owing by any Seller to the Purchaser as of the Closing Date. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the Seller in respect of which such deduction and withholding was made.

2.11 Allocation.

The Purchaser shall prepare a proposed allocation of the Purchase Price (and all other capitalized costs) among the Purchased Assets in accordance with section 1060 of the Code and the Treasury regulations thereunder (and any similar provision of state, local, or non-U.S. law, as appropriate). The Sellers shall timely and properly prepare and deliver all such documents, forms and other information as the Purchaser may reasonably request to prepare its proposed allocation. The Purchaser shall deliver such allocation to the Sellers within sixty (60) days after the Closing Date. The Purchaser and the Sellers shall cooperate in good faith to attempt to agree on an allocation of Purchase Price (and all other capitalized costs) within thirty (30) days after the Purchaser delivers its proposed allocation to the Sellers. If the Purchaser and the Sellers are unable to agree on such allocation with such 30-day period, then the Purchaser and the Sellers shall engage the Independent Accounting Firm to resolve any unagreed issues regarding such allocation. As promptly as practicable, and in any event not more than 15 days thereafter, the Purchaser and the Sellers shall each prepare and submit a presentation detailing each party’s complete statement of proposed allocation to the Independent Accounting Firm. As soon as practicable thereafter, any unagreed issues reflected in the allocations shall be resolved by the Independent Accounting Firm. The fees and expenses of the Independent Accounting Firm shall be shared equally by the Purchaser and the Sellers. All determinations made by the Independent Accounting Firm, and the proposed allocation modified by the Independent Accounting Firm, will be final, conclusive and binding on the parties hereto. The Purchaser and the Sellers and their Affiliates shall report, act, and file Tax Returns (including, but not limited to Internal Revenue Service Form 8594) in all respects and for all Tax purposes consistent with such allocation as agreed to by the Purchaser and the Sellers or as modified by the Independent Accounting Firm. Neither the Purchaser nor the Sellers shall take any Tax position (whether in audits, tax returns or otherwise) that is inconsistent with such allocation unless required to do so by applicable law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

As of the date hereof and as of the Closing Date, except (i) to the extent any of the following representations and warranties relate solely to an earlier date, in which case such representations and warranties are made as of such earlier date and (ii) as set forth in the Seller Disclosure Schedules, the Sellers jointly and severally represent and warrant to the Purchaser as follows:

3.01 Organization, Standing and Power.

(a) CCMG is duly organized, validly existing and in good standing under the Laws of the State of Ohio. CCMG has full corporate power and authority to carry on its business as presently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of CCMG to (i) perform its obligations under this Agreement or (ii) consummate the transactions contemplated hereby (a “CCMG Material Adverse Effect”).

(b) CLS is duly organized, validly existing and in good standing under the Laws of the State of Delaware. CLS has full corporate power and authority to carry on its business as presently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of CLS to (i) perform its obligations under this Agreement or (ii) consummate the transactions contemplated hereby (a “CLS Material Adverse Effect”).

(c) Convergys is duly organized, validly existing and in good standing under the Laws of the State of Ohio. Convergys has full corporate power and authority to carry on its business as presently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Convergys to (i) perform its obligations under this Agreement or (ii) consummate the transactions contemplated hereby (a “Convergys Material Adverse Effect”).

(d) CMG Utah is duly organized, validly existing and in good standing under the Laws of the State of Utah. CMG Utah has full corporate power and authority to carry on its business as presently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of CMG Utah to (i) perform its obligations under this Agreement or (ii) consummate the transactions contemplated hereby (a “CMG Utah Material Adverse Effect”).

3.02 Authority; Execution and Delivery; Enforceability. Each Seller has full power and authority to execute this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by the Sellers of this Agreement and the consummation by the Sellers of the transactions contemplated hereby have been duly authorized by all necessary corporate action of each Seller. Each Seller has duly executed and delivered this Agreement, and this Agreement constitutes its valid and binding obligation, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and to general principles of equity (the “General Enforceability Exceptions”).

3.03 No Conflicts; Consents. The execution and delivery by each Seller of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance by the Sellers with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the Purchased Assets of any Seller under, any provision of (a) any Seller’s organizational documents, (b) any Material Contract to which any Seller is a party or by which any of a Seller’s properties or assets is bound, (c) any Contract (other than a Material Contract) to which any Seller is a party or by which any of a Seller’s properties or assets are bound, or (d) any Judgment or Law applicable to any Seller or its properties or assets; in the case of clauses (c) and (d), other than any such items that have not had and would not reasonably be expected to have, individually or in the aggregate, a CCMG Material Adverse Effect, a CLS Material Adverse Effect, a Convergys Material Adverse Effect, a CMG Utah Material Adverse Effect or a Business Material Adverse Effect. No material consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to the Sellers in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (x) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements

Act of 1976, as amended (the “HSR Act”), (y) applicable foreign anti-trust filings, and (z) those that may be required solely by reason of the Purchaser’s (as opposed to any other third party’s) participation in the transactions contemplated hereby.

3.04 Proceedings. There are no Proceedings or claims pending or, to the Knowledge of any Seller, threatened against any Seller or an Affiliate of any Seller that would reasonably be expected to have, individually or in the aggregate, a CCMG Material Adverse Effect, a CLS Material Adverse Effect, a CMG Utah Material Adverse Effect or a Convergys Material Adverse Effect.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES RELATING TO THE PURCHASED ASSETS

As of the date hereof and as of the Closing Date, except (i) to the extent any of the following representations and warranties relate solely to an earlier date, in which case such representations and warranties are made as of such earlier date, and (ii) as set forth in the Seller Disclosure Schedules, the Sellers hereby jointly and severally represent and warrant to the Purchaser as follows:

4.01 Fixed Assets. Each Seller has good and valid title to all of its Fixed Assets, in each case free and clear of all Liens, except (a) such Liens as are set forth in Schedule 4.01 of the Seller Disclosure Schedules, and (b) Permitted Liens. The Fixed Assets constitute all material tangible personal property owned by any Seller and used solely and specifically for the Business.

4.02 Leased Real Property. Schedule 4.02(a) of the Seller Disclosure Schedules sets forth a complete list of each Lease for material real property leased to the Sellers and used in the operation of the Business that constitutes an Assigned Contract (the “Leased Real Property”, which term shall also include the master lease to which the Jacksonville Warehouse Sublease will be subject, notwithstanding that such master lease is not set forth on such Schedule). The Sellers have made available to the Purchaser true, correct and complete copies of all written Leases for the Leased Real Property. The Sellers are the lessees of the Leased Real Property indicated on Schedule 4.02(a) of the Seller Disclosure Schedules and the premises leased under the master lease to which the Jacksonville Warehouse will be subject and are in possession and occupancy of the Leased Real Property purported to be leased, and each such Lease is in full force and effect as the valid obligation of the applicable lessee and, to the Knowledge of the Sellers, the applicable lessor, without any material default (or event that, with the giving of notice or passage of time, could mature into a material default) by such lessee existing thereunder, or, to the Knowledge of the Sellers, by the applicable lessor and the Sellers and their Affiliates have not received any written notice alleging the existence of a default under any Lease. No Lease for Leased Real Property has been assigned by a Seller and no portion of any Leased Real Property has been subleased (except for the subleases to the Purchaser or the Purchaser’s Affiliates contemplated by this Agreement). No Seller nor any Affiliate thereof has created any Liens (other than Permitted Liens or Liens set forth in any applicable Lease for Leased Real Property) on its leasehold interest in any Leased Real Property. No Seller nor any Affiliate thereof is subject to any contractual requirement to purchase, acquire, sell or dispose of any Leased Real Property, and, except as set forth on Schedule 4.02(b) of the Seller Disclosure

Schedules, no provision of any Lease or of any note, bond, mortgage, indenture, deed of trust or other contract to which any Seller or any Affiliate thereof is a party affecting any Leased Real Property requires the consent or approval of any Person for the Transaction (including, without limitation, for the subleases contemplated by this Agreement).

4.03 Intellectual Property.

(a) Schedule 2.01(d) of the Seller Disclosure Schedules sets forth a true and complete list of each item of Business Intellectual Property (including Software) and includes each item that is registered with, or subject to application for registration with, any Governmental Entity or Internet domain name registrar, indicating for each such item the registration or application number and the applicable filing jurisdiction. Neither the Business Intellectual Property nor the Co-owned Property is subject to any outstanding order, judgment or decree adversely affecting the use thereof or rights thereto by any Seller. There is no litigation, opposition, cancellation, proceeding or claim pending, or, to the Knowledge of the Sellers, threatened against the Sellers concerning the ownership, validity, enforceability, infringement or use of any Business Intellectual Property or Co-owned Property. To the Knowledge of the Sellers, there is no, and there never has been any, unauthorized use, disclosure, infringement or misappropriation, or other violation, or any written allegation made thereof, of any Business Intellectual Property or Co-owned Property. No Seller has received any written notice within the six-year period prior to the date of this Agreement alleging that any of the Business Intellectual Property or Co-owned Property infringes, misappropriates, violates or otherwise conflicts with the Intellectual Property of any other Person and, to the Knowledge of the Sellers, (i) no such allegation is threatened to be made by any Person, and (ii) the conduct of the Business does not infringe, misappropriate violate or otherwise conflict with the Intellectual Property of any other Person.

(b) Except as set forth on Schedule 4.03(b) of the Seller Disclosure Schedules, Schedule 2.01(d) of the Seller Disclosure Schedules sets forth a true and complete list, as of the date hereof, of the following (collectively, “Business Intellectual Property Agreements”): (i) all licenses, sublicenses and other Contracts pursuant to which any Person not affiliated with the Sellers is authorized to use any Business Intellectual Property, other than off-the-shelf shrinkwrap, clickwrap or similar commercially available non-custom Software or licenses, sublicenses or other Contracts granted in the ordinary course of business, and (ii) all licenses, sublicenses and other Contracts to which any of the Sellers is a party pursuant to which the Sellers are authorized to use any third party Intellectual Property, other than open source, or off-the-shelf shrinkwrap, clickwrap or similar commercially available non-custom, Software (collectively, “Third Party Intellectual Property Rights”), that are incorporated in, are or form a part of any product or service offering of the Business.

(c) The Sellers own, are licensed or otherwise possess rights to use or exploit all Business Intellectual Property and Co-owned Property necessary to conduct the Business as presently conducted. All rights of the Sellers in the Business Intellectual Property and the Co-owned Property are free of all Liens, other than Permitted Liens, and are fully assignable by the Sellers to any Person, without payment, consent of any Person or other condition or restriction.

(d) None of the Sellers are or, as a result of the execution, delivery or performance of this Agreement or the consummation of any transaction contemplated by this Agreement, will be in breach of any license, sublicense or other Contract or agreement to which any of the Sellers is a party relating to the Business Intellectual Property, the Third Party Intellectual Property Rights or the Co-owned Property. No current or former stockholder, partner, director, officer, or employee of any Seller will, after giving effect to each of the transactions contemplated by this Agreement, own or retain any rights in or to, have the right to receive any royalty or other payment with respect to, any of the Business Intellectual Property or the Co-owned Property.

(e) The Sellers have secured valid written assignments for good consideration from all Persons, including former and current employees, consultants and contractors, who contributed to the creation or development of any material portion of the Business Intellectual Property or any material portion of the Co-owned Property, to the extent such contributions are not already owned by the Sellers by operation of Law.

(f) The Sellers have used reasonable best efforts to protect and preserve the confidentiality of all confidential information or trade secret information that comprises the Business Intellectual Property or the Co-owned Property.

(g) No Seller has knowingly used Open Source Software in such a way that creates, or purports to create, obligations for the Seller with respect to any Business Intellectual Property or grants, or purports to grant, to any third party, any rights or immunities related to any such Business Intellectual Property, except with respect to Software that the Seller deliberately and publicly released to the open source community in a manner that does not preclude the Seller’s continued use and exploitation of such Software. To each Seller’s Knowledge, the Seller has complied, in all material respects, with all terms and conditions applicable to any Open Source Software used in connection with the Business. “Open Source Software” means any Software that is subject to the terms of any license agreement in a manner that requires that such Software, or other Software incorporated into, derived from or distributed with such Software, be (i) disclosed or distributed in source code form; (ii) licensed for the purpose of making derivative works; or (iii) redistributable at no charge. Without limiting the foregoing, any Software that is subject to the terms of any of the licenses certified by the Open Source Initiative and listed on its website (www.opensource.org) is “Open Source Software.”

(h) The Sellers own, lease or license all computer systems that are necessary for the operations of the portion of the Business conducted by the Sellers, as presently conducted. Except as set forth on Schedule 4.03(h) of the Seller Disclosure Schedules, in the past 12 months, there has been no failure or other material substandard performance of any of such computer systems which has caused any material disruption to the Business. The Sellers have each taken commercially reasonable steps to provide for the back up and recovery of data and information of the Business and have commercially reasonable disaster recovery plans, procedures and facilities for the Business and, as applicable, have taken commercially reasonable steps to implement such plans and procedures. The Sellers have each taken reasonable actions to protect the integrity and security of their computer systems used in the

Business and the Software information of the Business stored thereon from unauthorized use, access, or modification by third parties.

(i) The Sellers are not obligated, nor have they otherwise committed, to provide Software or hardware upgrades to any Customer with respect to the Business, except for such upgrades that have specifically been provided for in the applicable Customer Contract. Except as set forth in Schedule 4.03(i) of the Seller Disclosure Schedules, there are no known material Customer Software or hardware upgrades that are required to be undertaken by the Business within the next 12 months for which the Customer is not obligated to reimburse the Business.

(j) There are no material unbudgeted Software or hardware upgrades planned over the next 12 months for internal use within the Business.

(k) Notwithstanding any other representation or warranty contained in this Article IV, the representations and warranties contained in this Section 4.03 and the representations and warranties set forth in Section 4.14 constitute the sole representations and warranties of the Sellers relating to the Business Intellectual Property.

4.04 Contracts.

(a) Schedule 4.04(a) of the Seller Disclosure Schedules sets forth a complete and correct list of each Contract to which a Seller is a party that is used in connection with the Business (other than any such Contract that (1) relates to learning services or the Asia Pacific region, (2) is set forth on Schedule 2.02(d) of the Seller Disclosure Schedules, (3) is used to provide services, assets or products pursuant to the Transition Services Agreement, (4) is used to provide services, assets or products set forth on Schedule 4.04(b)(iii) of the Seller Disclosure Schedules, or (5) is used to provide the services, assets or products set forth on Schedule 4.04(b)(iv) of the Seller Disclosure Schedules) and that (i) is reasonably likely to involve annual consideration to or from the Sellers for services provided by, or goods or services supplied to, the Business of more than $1,000,000 (each of such Contracts that relates to the supply of goods or services to the Sellers in connection with the Business shall be referred to herein as a “Material Supplier Contract”) and Schedule 4.04(a) of the Seller Disclosure Schedules shall specifically note which Contracts are Customer Contracts and which Contracts are Material Supplier Contracts, (ii) contains any covenant applicable to any of the Sellers (or, at any time after the transactions contemplated by this Agreement, that would by its terms be applicable to the Purchaser) prohibiting or otherwise materially limiting the Seller’s right to engage or compete in any line of business, to operate in any geographic area or distribution channel, other than any such Contract that is terminable by the Sellers without material liability to the Business as a whole and any Customer Contract that requires services to be provided from specific locations or prohibits services from being provided from certain locations, (iii) contains most favored customer pricing provisions which are material to the Business as a whole, (iv) grants any exclusive rights or rights of first refusal which are material to the Business as a whole, or (v) requires a consent to a change of control, or to an assignment, whether or not by operation of Law, as the case may be, prior to the Closing, which Contracts are material to the Business as a whole (each such Contract, a “Material Contract”).

(b) No Seller is party to any Assigned Contract under which it has guaranteed indebtedness or other liabilities of any Person in respect of indebtedness or other liabilities in excess of (i) $500,000 individually, or (ii) taking into account only Assigned Contracts under which a Seller has guaranteed indebtedness or other liabilities of any Person in respect of indebtedness or other liabilities in excess of $50,000, $2,000,000 in the aggregate (such aggregate to include amounts in the same category in excess of $50,000 in the comparable provisions of each Other Purchase Agreement (the “Combined Aggregate”)). None of the Sellers is party to any Assigned Contract under which such Seller has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any Person in excess of (i) $500,000 individually, or (ii) taking into account only Assigned Contracts under which a Seller has borrowed any money from, or issued any note, bond, debenture or other evidence of indebtedness to, any Person in excess of $50,000, $2,000,000 in the Combined Aggregate. Except for (i) Contracts for the assets, services and products to be provided or acquired under the Retained Business Maintenance Agreement or the Transition Services Agreement or Contracts acquired under the Other Purchase Agreements, (ii) the Retained Contracts and any assets related thereto, (iii) Contracts for the assets, services and products that would be provided or acquired under the Transition Services Agreement, except for the fact that the Purchaser declined such services, products or assets, as set forth on Schedule 4.04(b)(iii) of the Seller Disclosure Schedules, (iv) Contracts for the assets and services set forth on Schedule 4.04 (b)(iv) of the Seller Disclosure Schedules, and (v) any Contracts set forth on Schedule 2.02(d) of the Seller Disclosure Schedules, the list of Contracts set forth on Schedule 4.04(a) of the Seller Disclosure Schedules sets forth a complete and correct list of all Contracts material to the operation of the Business as currently conducted.

(c) The Sellers have delivered or made available to the Purchaser a correct and complete copy of each Material Contract. Except as set forth on Schedule 4.04(c) of the Seller Disclosure Schedules, each Seller has performed in all material respects all of the obligations to be performed by it and is entitled to all benefits under, and is not alleged to be in default of any Material Contract, except as would not have a Business Material Adverse Effect.

(d) Except as set forth on Schedule 4.04(d)(i) of the Seller Disclosure Schedules, to the Knowledge of the Sellers, (i) each Material Contract is in full force and effect and is valid, binding and enforceable against the parties thereto in accordance with its terms, subject to the General Enforceability Exceptions, and (ii) neither any Seller nor any other party to a Material Contract is in material breach or violation of, or material default under any Material Contract and no event has occurred that with notice or lapse of time or both would constitute a material breach or default. Except as set forth on Schedule 4.04(d)(ii) of the Seller Disclosure Schedules, no party to a Material Contract has given any Seller or other Affiliate of Seller written notice or, to the Knowledge of the Sellers, oral notice of its intention to cancel, terminate or fail to renew such Material Contract.

(e) As of the date of this Agreement, no Seller has made or delivered a binding bid, proposal or other commitment to enter into a Contract with respect to the Business that, if accepted, would involve annual consideration of more than $1,000,000, other than change orders or other binding commitments or obligations under or with respect to existing Contracts.

4.05 Taxes.

(a) Each Seller and each consolidated, combined, unitary or aggregate group for Tax purposes of which any of the Sellers (or any predecessor of any of them) is or has been a member (a “Seller Group”), has (i) properly completed and timely filed all Tax Returns required to be filed by it relating to the Business or the Purchased Assets, and (ii) timely paid all Taxes, whether or not shown as due on any Tax Return, required to be paid by it in connection with, relating to, or arising out of the Purchased Assets or the Business. All such Tax Returns were complete and accurate and have been prepared in compliance with all applicable Laws. No Seller or other member of any Seller Group has had any examination reports or statements of deficiencies relating to the Purchased Assets or the Business assessed against it or agreed to by it, other than examination reports or statements of deficiencies that related only to Retained Tax Liabilities.

(b) There are no Tax liens, and no claims for Taxes are pending, in each case against any Purchased Assets or with respect to the Sellers or any Seller Group and related to the Business. No written notice of deficiency or assessment has been received from any Taxing Authority with respect to liabilities for Taxes of any Seller or any Seller Group in respect of the Purchased Assets or the Business.

(c) The Business Balance Sheet reflects all liabilities for unpaid Taxes of the Sellers and any Seller Group relating to the Business or the Purchased Assets that are required to be reflected on the Business Balance Sheet in accordance with GAAP. Neither any Seller nor any Seller Group has any liability for unpaid Taxes relating to the Purchased Assets or the Business accruing after the Balance Sheet Date, except for Taxes (i) arising in the ordinary course of business subsequent to the Balance Sheet Date, (ii) in connection with the transactions contemplated by this Agreement, or (iii) that will constitute Retained Tax Liabilities. Neither any Seller nor any Seller Group has any liabilities for unpaid Taxes relating to the Business or the Purchased Assets for any period (or portions of any period) prior to or through the Balance Sheet Date that were not included in the calculation of Sample Working Capital, other than Retained Tax Liabilities. The Sellers and the Seller Groups have made all necessary estimated Tax payments with respect to Taxes relating to the Business or the Purchased Assets, to the extent payment is due from the Sellers or any Seller Group.

(d) As of the date of this Agreement, no audit or pending audit of, or Tax controversy associated with, any Tax Return of the Sellers or any Seller Group relating to the Business or any of the Purchased Assets is being conducted by a Tax Authority, no extension of any statute of limitations on the assessment of any Taxes relating to the Business or the Purchased Assets and granted by the Sellers or any Seller Group is currently in effect, and there is no written agreement to any extension of time for filing any Tax Return of any Seller or any Seller Group relating to the Taxes on the Business or any of the Purchased Assets which has not been filed. No issue has been raised by any examination of any such Tax Returns conducted by any Taxing Authority that, by application of the same principles, might result in any material proposed deficiency with respect to the Business or the Purchased Assets for any other period not so examined. Each deficiency resulting from any audit or examination by any Taxing Authority of the Sellers or any Seller Group relating to Taxes of the Business or the Purchased Assets has been paid or is being contested in good faith and in accordance with applicable law and is fully reserved for on the Business Balance Sheet to the extent required by GAAP. The statutes of limitations for any Tax Return of the Sellers and any Seller Group relating to Taxes on the Business or the Purchased Assets have expired or otherwise have been closed for all Taxable periods ending on or before December 31, 2005. No written claim has ever been made by any Governmental Entity against the Sellers or any member of any Seller Group in a jurisdiction where the Business is conducted or any Purchased Asset is located and where the Sellers or any Seller Group does not file Tax Returns that any Seller or any Seller Group is or may be subject to taxation by that jurisdiction. Neither the Sellers nor any Seller Group is subject to any private letter ruling of the Internal Revenue Service or comparable rulings of other Tax Authorities relating to the Purchased Assets or the Business. Neither the Sellers nor any Seller Group has granted any power of attorney that will be binding on the Purchaser and will remain in force after the Closing Date with respect to any Taxes or Tax Returns, in each case, relating to the Business or the Purchased Assets, other than any such power of attorney that relates solely to the Retained Tax Liabilities.

(e) Neither any Seller nor any Seller Group is a party to or bound by any Tax Sharing Agreement that relates to Taxes of the Business or any of the Purchased Assets, nor does any Seller or any Seller Group have any liability or potential liability to another party under any such agreement.

(f) Each Seller and any Seller Group has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return relating to any Tax on the Business or any Purchased Asset which could reasonably be expected to result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign law.

(g) Each Seller and each Seller Group has not consummated or participated in, and is not currently participating in, any transaction involving the Business or any of the Purchased Assets which was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. Each Seller and each Seller Group has not participated in, nor is it currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law, in each case relating to the Business or any of the Purchased Assets.

(h) None of the Sellers or any predecessor of any of them has ever been a member of a consolidated, combined, unitary or aggregate group of which Convergys was not the ultimate parent corporation.

(i) Each of the Sellers and each other member of any Seller Group has in its possession official foreign government receipts for any Taxes relating to the Business or the Purchased Assets paid by it to any foreign Taxing Authorities for which receipts are normally provided.

(j) The Sellers have provided to the Purchaser documentation relating to any applicable Tax holidays or incentives for the Sellers relating to Taxes on the Business conducted by the Sellers or the Purchased Assets.

(k) No Seller is a “foreign person” as defined in section 1445 of the Code.

(l) In connection with any amount paid or owing to any employee, consultant, independent contractor, creditor or other third party, each Seller has complied (and until the Closing will comply) with all applicable Laws relating to the payment, reporting (including information reporting) and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any state, local or foreign law), has, within the time and in the manner prescribed by Law, withheld and paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Laws, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and has timely filed (and will timely file) all withholding Tax Returns for all periods through and including the Closing Date.

(m) None of the Purchased Assets represent any direct or indirect equity or debt interest or any form of ownership interest in any Person or any interest in any joint venture, partnership, or limited liability company or other arrangement or contract that is treated as partnership for federal income tax purposes.

(n) There is no pending or, to the Knowledge of the Sellers, threatened special assessment or reassessment that relates to any of the Purchased Assets or that could reasonably be expected to result in any increase in any of the Assumed Liabilities relating to Taxes.

4.06 Proceedings. As of the date of this Agreement, (a) there are no Proceedings or claims pending or, to the Knowledge of the Sellers, threatened in writing against any Seller with respect to the Business as conducted by the Sellers that would reasonably be expected to result in a liability in excess of (i) $500,000 individually, or (ii) taking into account only proceedings or claims pending or, to the Knowledge of the Sellers, threatened in writing against a Seller with respect to the Business as conducted by the Sellers that would reasonably be expected to result in a liability in excess of $50,000, $2,000,000 in the Combined Aggregate and (b) there are no Proceedings or claims by the Sellers pending against any other Person with respect to the Business, other than as set forth on Schedule 4.06 of the Seller Disclosure Schedules.

4.07 Employee Benefit Plans.

(a) For purposes of this Agreement, “Employee Plan” means any “employee pension benefit plan” as such term is defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any “employee welfare benefit plan” as such term is defined in Section 3(1) of ERISA, and any other plan, agreement or arrangement involving insurance coverage, change in control or severance benefits, disability benefits, fringe benefits, supplemental unemployment benefits, health or medical benefits, dental benefits, employee assistance programs, disability benefits, accident insurance, workers’ compensation, vacation, holiday, sick leave, personal leave, tuition benefits, retention benefits, profit-sharing, deferred compensation, bonuses, stock options, stock purchase rights, phantom stock, stock appreciation, employee stock ownership or other forms of incentive compensation or post-retirement compensation, including defined benefit pension plans. Except as set forth on Schedule 4.07(a) of the Seller Disclosure Schedules, no Employee Plan that covers any Business Employee is a “defined benefit plan” as such term is defined in Section 3(35) of ERISA.

(b) Schedule 4.07(b) of the Seller Disclosure Schedules sets forth a complete list of the Employee Plans in which any Business Employee participates that are being assumed by the Purchaser (the “Assumed Employee Plans”). A complete and correct copy of each Assumed Employee Plan as in effect as of the date of this Agreement has been delivered or made available to the Purchaser (or, to the extent no such copy exists, a description of the terms).

(c) Schedule 4.07(c) of the Seller Disclosure Schedules sets forth a complete list of all Employee Plans in which any Business Employee participates as of the date of this Agreement other than the Assumed Employee Plans (“Retained Employee Plans”). A complete and correct copy or summary of each Retained Employee Plan as in effect as of the date of this Agreement has been delivered or made available to the Purchaser.

(d) None of the Sellers nor any trade or business, whether or not incorporated, under common control with any Seller within the meaning of Section 414(b), (c), (m) or (o) of the Code (“ERISA Affiliate”) has any unsatisfied liability due and owing in connection with the Employee Plans (other than Pension Benefit Guaranty Corporation (“PBGC”) premiums) to the PBGC or the Internal Revenue Service under Title IV of ERISA or Section 412 of the Code that could reasonably be expected to result in the imposition of any liability on Purchaser or any of its ERISA Affiliates or the imposition of any Lien on the Purchased Assets.

(e) Other than as provided in this Agreement, none of the Sellers nor any ERISA Affiliate has accrued any liability under any Employee Plan that could reasonably be expected to become a liability of the Purchaser or any Affiliate of the Purchaser or result in any Lien on the Purchased Assets or on any other assets of the Purchaser or Purchaser’s Affiliates.

(f) The Sellers and their respective ERISA Affiliates have complied, in all material respects, and will, both before and after the Closing, comply, in all material respects, with the applicable requirements of COBRA with respect to the Business Employees.

(g) Except as set forth in Schedule 4.07(g) of the Seller Disclosure Schedules, with respect to each Assumed Employee Plan:

(i) such plan is not intended to be “qualified” within the meaning of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”);

(ii) such plan is not a multiemployer pension plan within the meaning of Section 3(37) of ERISA;

(iii) such plan is not subject to Section 302 or Title IV of ERISA or Section 412 of the Code;

(iv) such plan is not a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA;

(v) such plan, if intended to meet the requirements for tax-favored treatment under Section 105, 106, 125, 127, 129 or 137 of the Code, meets such requirements in all material respects;

(vi) such plan does not provide medical, surgical, hospitalization, death or similar benefits (whether or not insured) for any Business Employees for periods extending beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law or (B) benefits the full cost of which is borne by the Business Employee (or his or her dependent or beneficiary);

(vii) such plan, to the extent it is subject to the group health plan requirements of Sections 4980B and 9801 through 9834 of the Code and Sections 601 through 734 of ERISA, has complied with such requirements in all material respects;

(viii) no transaction has occurred that concerns such plan and that causes any of the Sellers to incur either a penalty pursuant to Section 406 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code;

(ix) such plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including but not limited to ERISA, the Code, the Social Security Act, the Securities Act of 1933 and the Securities Exchange Act of 1934, to the extent applicable, including the timely fulfillment of any notice, registration, reporting and filing obligation;

(x) any contributions and insurance premiums required to be made under the terms of such plan as of the date of this Agreement have been timely made and, to the extent not yet due, any contributions, premiums and other liabilities as to such plan have been appropriately accrued on the applicable company’s financial statements and records to the extent required by GAAP; and

(xi) such plan has no terms or other condition that could prevent such plan’s sponsor from amending such plan in any manner whatsoever or terminating such plan and the obligations to provide benefits under such plan, except for (A) benefits that as of the date of the amendment or termination have been accrued under the terms of such plan in the event that such plan is an employee pension benefit plan (within the meaning of Section 3(2) of ERISA), (B) benefits for which as of the date of the amendment or termination a claim has already been incurred under the terms of such plan in the event that such plan is an employee welfare benefit plan (within the meaning of Section 3(1) of ERISA) or (C) benefits provided under such plan for employees who are represented by a recognized collective bargaining unit and that cannot be amended or terminated by reason of applicable collective bargaining requirements or until applicable collective bargaining requirements have been satisfied.

(h) Except as set forth in Schedule 4.07(h) of the Seller Disclosure Schedules, with respect to any Employee Plan in which Business Employees are eligible to participate, there are no material actions, suits or claims (other than routine claims for benefits in the ordinary course) pending, or to the Sellers’ Knowledge threatened; and, to the Sellers’ Knowledge, there are no facts which could give rise to any such actions, suits or claims (other than routine claims for benefits in the ordinary course).

(i) If an Employee Plan in which Business Employees are eligible to participate is a nonqualified deferred compensation plan as defined in Treasury Regulations section 1.409A-1(a): (i) such Employee Plan is in both documentary and operational compliance, in all material respects, with the regulations issued under Code Section 409A, and (ii) to the Sellers’ Knowledge, nothing has occurred, whether by action or failure to act, or is expected or intended to occur, that would subject an individual having rights under such Employee Plan to a Tax imposed under Code Section 409A(a)(1) or 409A(b). For any Employee Plan that is not intended to be subject to Code Section 409A because it is not a nonqualified deferred compensation plan under Treasury Regulations section 1.409A-1(a)(2) through 1.409A-1(a)(5), or due to the application of Treasury Regulations section 1.409A-1(b), to the Sellers’ Knowledge, all the conditions required to retain such treatment remain in effect and are not expected to change so as to subject such Employee Plan to Code Section 409A.

4.08 Labor Relations; Employees.

(a) The Sellers and their respective Affiliates are not, with respect to any Business Employee, a party to, bound by, or negotiating in respect of, any collective bargaining agreement or any other agreement with any labor union, association or other employee group, nor, to the Knowledge of the Sellers, is any Business Employee represented by any labor union or similar association.

(b) No labor union or employee organization has been certified or recognized as the collective bargaining representative of any Business Employees. To the Knowledge of the Sellers, no efforts to have a labor union or employee organization certified or recognized as the collective bargaining representative of any Business Employee are pending.

(c) Within the last three years, there has been no labor strike, work stoppage, lockout, slowdown or other material labor dispute with respect to any Business Employee and no labor strike, work stoppage, lockout, slowdown or other material labor dispute is pending or, to Knowledge of the Sellers, threatened that involves Business Employees.

(d) None of the Sellers, with respect to any Business Employee, has committed any material unfair labor practice or has materially violated any employment laws, and, as of the date of this Agreement, there is no material charge or complaint against the Sellers, with respect to any Business Employee, by a Governmental Entity pending or, to Knowledge of the Sellers, threatened.

(e) Schedule 4.08(e) of the Seller Disclosure Schedules contains a true and complete list of all Business Employees as of the date identified therein, and said list correctly reflects their position or job title, current base salary (or wage rate), 2009 base salary (or wage) rate, 2010 target bonus (if any), 2009 target bonus, compensation payable upon termination of employment, other compensation, dates of employment, Employee Plans in which they participate or are eligible to participate, any employment agreement as in effect as of the Closing Date and employment status (active or type of leave) (the Sellers shall modify and update this Schedule between signing and Closing to reflect any changes that occur between signing and Closing, and such changes shall be subject to the restrictions and limitations set forth in Section 6.01 hereof). The employment of each Business Employee located in the United States is “at will.” No Business Employee has a right to a notice of termination that exceeds three months (in the United States) and six months (outside of the United States).

(f) Except as set forth in Schedule 4.08(f) of the Sellers Disclosure Schedules, to the Knowledge of the Sellers, there are no discrimination or harassment charges or claims (relating to sex, age, religion, race, national origin, ethnicity, disability, veteran status, or other protected category) pending or threatened before any federal, state or local agency or authority, judicial forum, or arbitration body against the Sellers relating to any Business Employee and, to the Knowledge of the Sellers, there is no basis therefor.

(g) To the Knowledge of the Sellers, there are no retaliation charges or claims (relating to a Business Employee’s exercise of a legal right, opposition to unlawful conduct, participation in filing a charge, or cooperation in an investigation into an employment complaint) pending or threatened before any federal, state, or local agency, authority, judicial forum, or arbitration body against the Sellers relating to any Business Employee and, to the Knowledge of the Sellers, there is no basis therefor.

(h) None of the Sellers have had any plant closings, mass layoffs or other terminations of employees which would create any obligations upon or liabilities under the WARN Act or similar Laws with respect to the Business. Except as set forth on Schedule 4.08(h) of the Seller Disclosure Schedules, none of the Sellers is a party to any Contract or subject to any requirement that in any manner restricts it from relocating, consolidating, merging or closing, in whole or in part, any portion of the Business, subject to applicable Law, other than any such Contract that is terminable by the Sellers without material liability to the Business as a whole and any Customer Contract that requires services to be provided from specific locations or prohibits services from being provided from certain locations.

(i) All Business Employees and former employees of the Sellers that provide services in connection with the Business have been, or will have been on or before the Closing (or the applicable Transfer Date for a Post-Closing Assigned Contract Employee), paid in full all compensation (including any overtime, non-salary compensation, bonuses, commissions, or applicable severance and termination pay) owed and payable to them by the Sellers as of the Closing (or the applicable Transfer Date for a Post-Closing Assigned Contract Employee).

(j) Except as otherwise contemplated by this Agreement and listed on Schedule 4.08(j) of the Seller Disclosure Schedules, neither the execution, delivery or performance of this Agreement by the Sellers nor the consummation of the transactions contemplated hereby will (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) that is a liability of the Business becoming due to any current or former employee, consultant or director of Sellers, (ii) materially increase any benefits otherwise payable to any current or former employee, consultant or director of Sellers that is a liability of the Business or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

(k) No independent contractors whose contracts are Assigned Contracts have, to the Knowledge of the Sellers, any reasonable basis to claim status as an employee of the Sellers or their respective Affiliates.

4.09 Absence of Changes or Events. From the Balance Sheet Date until the date hereof, except in connection with or in preparation for the transactions contemplated by this Agreement,

(a) there has not been nor has there occurred any circumstance, event, change, effect or condition of any character that is reasonably expected to have a Business Material Adverse Effect,

(b) none of the Sellers has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 6.01, other than as set forth on Schedule 4.09 of the Seller Disclosure Schedules;

(c) debts with respect to the Business in excess of $500,000 in the aggregate have not proved to be irrecoverable; and

(d) to the Knowledge of the Sellers, no provision or reserve included in the Business Balance Sheet has proved to be materially inadequate in the light of subsequent circumstances.

4.10 Compliance with Applicable Laws; Permits; Privacy Laws.

(a) The Sellers have operated the Business in compliance in all material respects with all applicable Laws, other than any such material non-compliance that has been resolved, or has been disclosed in a Seller’s public filing with the U.S. Securities and Exchange Commission. As of the date of this Agreement, none of the Sellers has received any written notice from a Governmental Entity since January 1, 2008, other than those that have been resolved, are no longer outstanding, or have been disclosed in a Seller’s public filing with the U.S. Securities and Exchange Commission, that alleges that any of the Sellers is not in compliance in any material respect with any Law applicable to the Business as conducted by the Sellers or the Purchased Assets. None of the Sellers is in default under any Judgment applicable to the Business that would obligate the Sellers to pay in excess of (i) $500,000 individually, or (ii) taking into account only Judgments applicable to the Business that would obligate the Sellers to pay in excess of $50,000 under which a Seller is in default, $2,000,000 in the Combined Aggregate. This Section 4.11 does not relate to matters with respect to

Taxes, Employee Plans or environmental matters, such items being exclusively governed by Sections 4.05, 4.07 and 4.11, respectively.

(b) There are no material Permits necessary for the Sellers to conduct the portion of the Business as presently conducted by the Sellers. The Sellers have filed or caused to be filed all reports, notifications and filings with, and have paid all regulatory fees to, the applicable Governmental Entity necessary to maintain all of the material Permits in full force and effect. As of the date of this Agreement, none of the Sellers has received since January 1, 2008 any written notice of a Proceeding by a Governmental Entity relating to the revocation, cancellation or termination of any material Permit, except for matters that have been resolved or are no longer outstanding.

(c) The Sellers have complied in all material respects with applicable data privacy Laws with respect to the Business. All personal information owned, licensed, received, stored, maintained or processed by or on behalf of the Sellers related to the Business (the “Transferred Information”) has been obtained and processed in material compliance with relevant data privacy Laws applicable to such personal information.

4.11 Environmental Matters. Notwithstanding any other representation or warranty contained in this Article IV, the representations and warranties contained in this Section 4.11 constitute the sole representations and warranties of the Sellers relating to any Environmental Law.

(a) The portion of the Business conducted by the Sellers is operated in compliance in all material respects with all applicable Environmental Laws.

(b) As of the date of this Agreement, none of the Sellers has received since January 1, 2008 any written claim, notice or citation concerning any violation or alleged violation of any applicable Environmental Law relating to the operation of the Business, except for matters that have been resolved or are no longer outstanding, or except for matters that would not reasonably be expected to result in a liability in excess of (i) $500,000 individually, or (ii) taking into account only violations or alleged violations of applicable Environmental Laws relating to the operation of the Business that would reasonably be expected to result in a liability in excess of $50,000, $2,000,000 in the Combined Aggregate.

(c) There are no Judgments outstanding, or any Proceedings pending, concerning material non-compliance with any Environmental Law relating to the Sellers’ operation of the Business, except for matters that have been resolved or are no longer outstanding.

(d) The Sellers have not engaged in and are not engaging in any operations, activities or conduct so as to create or otherwise contribute to the existence of a known physical condition on or under any Real Property that could give rise to any investigative, remedial or other obligation under any Environmental Law, or that could result in any kind of liability to the Sellers or liability of the Sellers to any third party claiming damage to Person or property as a result of such physical condition, in each case that would reasonably be expected to result in a liability in excess of (i) $500,000 individually, or (ii) taking into account operations, activities or conduct of the Sellers that could result in liability to the Sellers or liability of the Sellers to any third party claiming damage to Person or property as a result of such physical condition, in each case that would reasonably be expected to result in a liability in excess of $50,000, $2,000,000 in the Combined Aggregate. The Sellers have not received any written notice from a Governmental Entity or other Person alleging that the Sellers are potentially responsible parties under CERCLA or any similar Environmental Law.

(e) There have been no Releases (as defined under CERCLA) of Hazardous Materials on the Real Property by the Sellers as of the date hereof, except for those in compliance in all material respects with Environmental Laws.

4.12 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Sellers.

4.13 Insurance. The Sellers or their respective Affiliates maintain policies of fire and casualty, liability and other forms of insurance with respect to the Business in such amounts, with such deductibles and against such risks and losses as are, in the judgment of the Sellers, reasonable for the Business, as conducted by the Sellers, and the Purchased Assets. The insurance policies owned and maintained by the Sellers that relate to the Business, as conducted by the Sellers, and the Purchased Assets as of the date of this Agreement are set forth in Schedule 4.13 of the Seller Disclosure Schedules. All such insurance policies are in full force and effect.

4.14 Sufficiency of Assets. Except for (a) the assets, services and products to be provided or acquired under the Retained Business Maintenance Agreement, the Transition Services Agreement or the Other Purchase Agreements, (b) the Retained Contracts and any assets related thereto and described in Section 2.02(b), (c) the assets set forth on Schedule 2.02(d) of the Seller Disclosure Schedules, and (d) the services, products and assets set forth on Schedule 4.04(b)(iii) or 4.04(b)(iv) of the Seller Disclosure Schedules, the Purchased Assets constitute all of the assets and properties necessary to conduct the Business in all material respects in the manner in which the Sellers currently conduct the Business. The Sellers will convey to the Purchaser, at the Closing, good and valid title to, or valid leasehold interests in, all of the Purchased Assets, free and clear of all Liens, except for Permitted Liens.

4.15 Customers and Suppliers. Schedule 4.15(a) of the Seller Disclosure Schedules sets forth a list of all of the Customers (the “Material Customers”) that paid $1,000,000 or more in revenue to the Sellers in 2009 for services of the Business and the suppliers of the Sellers that received at least $1,000,000 of the combined cost of goods and services utilized by the Business in 2009 (the “Material Suppliers”). Since the Balance Sheet Date, except for any changes set forth in Schedule 4.15(b) of the Seller Disclosure Schedules, there has not been (a) any materially adverse change in the business relationship of the Sellers with any Material Customer or any Material Supplier with respect to the Business, or (b) any change in any material term of the Contracts with any Material Customer or any Material Supplier with respect to the Business. Except as set forth on Schedule 4.15(c) of the Seller Disclosure Schedules, as of the date of this Agreement, no Material Customer or Material Supplier has given the Sellers written notice that such Material Customer or Material Supplier intends, with respect to the Business, to cease or substantially decrease its current purchases of goods and services from or sales to the Seller or to materially change any terms of the Contracts with such Material Customer or Material Supplier.

4.16 Absence of Undisclosed Liabilities. The Sellers, with respect to the Business, do not have any material liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet, or any notes thereto, prepared in accordance with GAAP, other than liabilities or obligations that are: (a) reflected or reserved against in the Business Balance Sheet or in notes thereto, if any, or (b) incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice.

4.17 Financial Statements.

(a) Schedule 4.17(a) of the Seller Disclosure Schedules sets forth true and complete copies of the combined unaudited balance sheet of the Business (the “Business Balance Sheet”) as of January 31, 2010 (the “Balance Sheet Date”) and as of December 31, 2009, 2008 and 2007, and the combined unaudited statement of income for the one month period ended January 31, 2010 and the fiscal years ended December 31, 2009, 2008 and 2007, together with the notes and schedules thereto (together with the Business Balance Sheet, the “Business Financial Statements”). The Business Financial Statements have been prepared (i) in accordance with GAAP on a consistent basis throughout the periods presented (except, (A) in each case, as described in the notes thereto and subject to normal year-end audit adjustments and (B) that the Business Balance Sheet as of the Balance Sheet Date reflects the Purchased Assets or Assumed Liabilities under this Agreement or the Other Purchase Agreements or the assets or liabilities of a Person acquired by the Purchaser or its Affiliates pursuant to an Other Purchase Agreement whereas the Business Balance Sheets of the Business as of December 31, 2009, 2008 and 2007 reflect the Business as historically reported by the Sellers), and (ii) fairly present in all material respects the combined financial condition and results of operations of the Business as of the respective dates thereof and for the respective periods indicated. To the Knowledge of the Sellers, no provision or reserve included in the Business Balance Sheet is materially inadequate in light of the circumstances requiring such provision or reservation.

(b) Schedule 4.17(b)(i) of the Seller Disclosure Schedules sets forth the combined unaudited working capital statement of the Business (the “Sample Working Capital Statement”) as of the Balance Sheet Date. Except as set forth on Schedule 4.17(b)(ii) of the Seller Disclosure Schedules, the Sample Working Capital Statement was prepared, and the Sample Working Capital set forth therein was calculated, (i) diligently in good faith, (ii) utilizing the amounts as of the close of business on the Balance Sheet Date for the asset and liability line items, and general ledger accounts, from Schedule 1.01(a) of the Seller Disclosure Schedules for the Business, and (iii) assuming that all of such asset and liability line items that constitute Purchased Assets or Assumed Liabilities under this Agreement or the Other Purchase Agreements or are the assets or liabilities of a Person acquired by the Purchaser or its Affiliates pursuant to an Other Purchase Agreement will be transferred to the Purchaser or its Affiliates as of the Closing Date. During the periods covered by the Business Financial Statements: (i) there has been no material change in the Sellers’ accounting policies or procedures applicable to the Business, (ii) all suppliers have been paid in normal terms by the Business and no Customer has been offered incentives to pay amounts to the Business early other than in the ordinary course of business consistent with past practice, and (iii) Customer debts to the Business have not been sold to third parties to accelerate cash receipts into the Business.

4.18 Seller Entity Guarantees. Set forth on Schedule 4.18 of the Seller Disclosure Schedules is a true and complete list and description of the material arrangements, including, but not limited to, surety, performance and other bonds, that the Sellers and/or their respective Affiliates (collectively, the “Seller Entities”) have provided, issued or entered into or for which the Seller Entities are the primary obligors, in each such case to support or facilitate business transactions or programs of the Business. The financing arrangements referred to in the foregoing sentence are hereinafter referred to as the “Guarantees”. There are no additional Guarantees of the Sellers related to the Business in an amount in excess of (i) $500,000 individually, or (ii) taking into account only Guarantees of a Seller related to the Business in an amount in excess of $50,000, $2,000,000 in the Combined Aggregate, and the Sellers are not currently in default under any Guarantee.

4.19 Performance; Customer Satisfaction.

(a) The Service Level Achievement Attainment Reports listed on Schedule 4.19(a) of the Seller Disclosure Schedules for the period up to and including January 31, 2010 include audited service levels reported to the applicable Material Customer. For the period after January 31, 2010, the Service Level Achievement Attainment Reports listed on Schedule 4.19(a) of the Seller Disclosure Schedules reflect the raw data which have yet to be audited and reported to the Material Customers, respectively. The Service Level Achievement Penalty Levels set forth in the Service Level Achievement Attainment Reports listed on Schedule 4.19(a) of the Seller Disclosure Schedules accurately reflect in all material respects the numbers utilized in the Contracts of the Material Customers to decide whether to credit or book accruals (based on service levels) with respect to invoices provided to Material Customers.

(b) The client satisfaction indices set forth in Schedule 4.19(b) of the Seller Disclosure Schedules accurately reflect in all material respects a tabulation of the survey responses received from the applicable Material Customer.

(c) The business review presentations set forth in Schedule 4.19(c) of the Seller Disclosure Schedules accurately reflect in all material respects the business operational information presented to the applicable Material Customer as part of the quarterly review process for such applicable Material Customer.

Schedule 4.19(a) through (c) of the Seller Disclosure Schedules shall be updated by the Sellers prior Closing as close as practicable to the Closing Date to include the most current available applicable report, indices and/or presentation.

4.20 No Other Representations or Warranties. The Purchaser acknowledges that (a) none of the Sellers nor any of their Affiliates has made any representation or warranty, expressed or implied, as to the Business or the Purchased Assets or the accuracy or completeness of any information regarding the Business or the Purchased Assets furnished or made available to the Purchaser and its representatives, except as expressly set forth in this Agreement or the Seller Disclosure Schedules, (b) the Purchaser has not relied on any representation or warranty from the Sellers or any of their Affiliates in determining to enter into this Agreement, except as expressly set forth in this Agreement or the Seller Disclosure Schedules, and (c) none of the Sellers nor any of their Affiliates shall have or be subject to any liability to the Purchaser or any of its Affiliates resulting from the distribution to the Purchaser, or the Purchaser’s use of, any such information, including any information, documents or material made available to the Purchaser in any “data rooms,” management presentations or in any other form in expectation of the transactions contemplated hereby. The Purchaser acknowledges that, should the Closing occur, the Purchaser shall acquire the Purchased Assets without any representation or warranty as to merchantability or fitness of the Purchased Assets for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND NISL

As of the date hereof and as of the Closing Date, except (i) to the extent any of the following representations and warranties relate solely to an earlier date, in which case such representations and warranties are made as of such earlier date, and (ii) as set forth in the disclosure schedules of the Purchaser accompanying this Agreement (the “Purchaser Disclosure Schedules”), the Purchaser and NISL hereby jointly and severally represent and warrant to the Sellers as follows:

5.01 Organization, Standing and Power. Each of the Purchaser and NISL is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized and has full corporate power and authority to carry on its business as presently conducted, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of each of the Purchaser and NISL to (a) perform its obligations under this Agreement or (b) consummate the transactions contemplated hereby (a “Purchaser Material Adverse Effect”).

5.02 Authority; Execution and Delivery; Enforceability. Each of the Purchaser and NISL has full power and authority to execute this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by each of the Purchaser and NISL of this Agreement and the consummation by the Purchaser and NISL of the transactions contemplated hereby have been duly authorized by all necessary corporate action. Each of the Purchaser and NISL has duly executed and delivered this Agreement, and this Agreement constitutes its valid and binding obligation, enforceable against it in accordance with its terms subject to the General Enforceability Exceptions.

5.03 No Conflicts; Consents. The execution and delivery by each of the Purchaser and NISL of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance by the Purchaser and NISL with the terms hereof will not conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Purchaser and NISL or any of its subsidiaries under, any provision of (a) the certificate of incorporation or bylaws (or equivalent organizational documents) of the Purchaser and NISL, (b) any Contract to which the Purchaser or NISL is a party or by which any of its properties or assets is bound or (c) any Judgment or Law applicable to the Purchaser or NISL or its properties or assets; in the case of clauses (b) and (c), other than any such items that have not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. No material consent of, or registration, declaration or filing with, any Governmental Entity is required to be obtained or made by or with respect to each of the Purchaser or NISL in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (x) compliance with and filings under the HSR Act, (y) applicable foreign anti-trust filings, and (z) those that may be required solely by reason of the Sellers’ (as opposed to any other third party’s) participation in the transactions contemplated hereby.

5.04 Proceedings. There are no Proceedings or claims pending or, to the Knowledge of the Purchaser or NISL, threatened against the Purchaser, NISL or any of their Affiliates that would reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

5.05 Financial Ability to Perform. The Purchaser has available to it, or will have when needed, funds sufficient to enable the Purchaser to perform its obligations hereunder, including delivering the cash portion of the Global Purchase Price required to be paid at Closing to the Sellers and their Affiliates, as contemplated by this Agreement, at the Closing, and delivering the deferred purchase price payment under the Deferred Payment Notes when due.

5.06 Brokers. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser or NISL.

ARTICLE VI

COVENANTS

6.01 Covenants Relating to Conduct of Business. Except as set forth in Schedule 6.01 of the Seller Disclosure Schedules or as required by applicable Law or as otherwise expressly permitted or required by the terms of this Agreement or the Other Purchase Agreements, from the date of this Agreement to the Closing, the Sellers shall (i) promptly notify the Purchaser of any event that has or would reasonably be expected to have a Business Material Adverse Effect and (ii) conduct the Business in the usual, regular and ordinary course in substantially the same manner as previously conducted and, to the extent consistent therewith, use commercially reasonable efforts to keep intact their respective businesses, keep available the services of their current employees and preserve their relationships with customers, suppliers, licensors, licensees, distributors and others with whom they deal, in each case, as it relates to the Business. Notwithstanding the foregoing, except as set forth in Schedule 6.01 of the Seller Disclosure Schedules or as required by applicable Law or as otherwise expressly permitted or required by the terms of this Agreement or the Other Purchase Agreements, the Sellers shall not do (or permit their Affiliates to do) any of the following without the prior written consent of the Purchaser (such consent not to be unreasonably withheld or delayed):

(a) grant to any Business Employee any increase in compensation or benefits (including the acceleration of time of payment or vesting of any benefits) or make any bonus (other than retention or similar bonuses that are provided for in any Assigned Contract or Assumed Employee Plan), except as (i) required by Law, (ii) in the ordinary course of business and consistent with past practice, (iii) as may be required under existing Contracts, (iv) as otherwise provided for in the budget of the Business as set forth in Schedule 6.01(a) of the Seller Disclosure Schedules, or (v) for any increases or bonuses for which the Sellers or their respective Affiliates shall be solely obligated to pay;

(b) incur or assume any liabilities, obligations or indebtedness, in each case, for borrowed money with respect to the Business or guarantee any such liabilities, obligations or indebtedness, other than in the ordinary course of business and consistent with past practice;

(c) permit, allow or suffer any of the Purchased Assets to become subjected to any Lien, other than Permitted Liens, of any nature whatsoever that would have been required to be set forth in Schedule 4.01 of the Seller Disclosure Schedules if existing on the date of this Agreement;

(d) make any material change in any method of accounting or accounting practice or policy applicable to the Business, other than those required by GAAP;

(e) make or incur any capital expenditure in connection with the Business or agree to any commitment of a capital nature with respect to the Business that is not included in the budget for the 12 month period commencing on the Balance Sheet Date attached hereto as Schedule 6.01(e) of the Seller Disclosure Schedules (the “Capital Expenditures Budget”);

(f) sell, lease, license or otherwise dispose of any of the Purchased Assets that are material, individually or in the aggregate, to the Business, except services provided and inventory and obsolete or excess equipment sold in the ordinary course of business and consistent with past practice;

(g) modify or terminate any Lease for Leased Real Property other than any modifications directly related to space reductions that (A) do not increase the Purchaser’s duties or obligations under the relevant sublease and do not decrease the Purchaser’s rights or benefits under the relevant sublease, or (B) are otherwise reasonably acceptable to the Purchaser;

(h) enter into, modify (except as permitted below) or terminate any Material Contract, submit binding bids, proposals or commitments which, if accepted, would result in any Seller, or the Business, entering into a Material Contract, or agree to any work order, change order or other addition or modification to a Customer Contract with a value of more than $500,000 to the Business, in each case, other than any such modification, termination, work order, change order or other addition set forth in Schedule 6.01(h) of the Seller Disclosure Schedules or that does not adversely affect the Business;

(i) except with respect to the waiver, release, assignment, settlement or compromise of accounts payable in the ordinary course of business, waive, release, assign, settle or compromise any material claims or litigation of, or with respect to, the Business, (i) of more than $500,000 individually, or (ii) taking into account only the waiver, release, assignment, settlement or compromise of any material claims or litigation of, or with respect to, the Business of more than $50,000, $2,000,000 in the Combined Aggregate;

(j) terminate or waive any right or rights that individually or in the aggregate would reasonably be expected to be material in value to the Business;

(k) adopt any collective bargaining agreement applicable to the Business, or adopt or amend, in any material respect, any Assumed Employee Plan other than as required by Law; fail to give all notices and other information required to be given to the Business Employees of the Sellers, any collective bargaining unit representing any group of Business Employees of the Sellers and any applicable Governmental Authority under the WARN Act, the National Labor Relations Act, the Code, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) and other applicable Law in connection with the transactions provided for in this Agreement; or

(l) authorize any of, or commit or agree to take, whether in writing or otherwise, or do any of, the foregoing actions.

6.02 No Solicitation.

(a) Subject to Section 6.02(b), from and after the date of this Agreement, except as contemplated in Section 8.01(a)(v), the Sellers shall not, nor shall they permit any of their respective Subsidiaries to, nor shall they authorize or knowingly permit any officer, director or employee of or any investment banker, attorney, accountant or other advisor or representative (collectively, the “Representatives”) of, any of the Sellers or any of their respective Subsidiaries to, (i) solicit, initiate, endorse or take any action to knowingly encourage or facilitate (including by way of furnishing non-public information) any Proposal or offer or afford access to the employees, business, properties, assets, books or records of the Sellers or any of their respective Subsidiaries with respect to, or the making or completion of, any Proposal, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or otherwise cooperate in any way with, any agreement with respect to any Proposal, or (iii) resolve, propose or agree to do any of the foregoing. The Sellers shall, and shall cause each of their respective Subsidiaries to, immediately after the date of this Agreement, (x) cease and cause to be terminated any existing activities, discussions or negotiations by the Sellers, any of their respective Subsidiaries or any Seller Representative, with any Person conducted heretofore with respect to any of the foregoing and (y) promptly request and use commercially reasonable efforts to obtain the prompt return or cause the destruction of all copies of confidential information previously furnished to any such Person.

(b) Notwithstanding anything to the contrary in Section 6.02(a), if at any time following the date of this Agreement and prior to Closing, (i) any Seller receives a bona fide written Proposal, (ii) such Proposal was unsolicited and did not otherwise result from a breach of this Section 6.02, (iii) the Board of Directors of Convergys determines in good faith (after consulting with a financial advisor of nationally recognized reputation selected by the Board of Directors (the “Convergys Financial Advisor”) that such Proposal constitutes or is reasonably expected to lead to a Superior Proposal and (iv) the Board of Directors of Convergys determines in good faith, based upon consultation with outside legal counsel licensed in the State of Ohio, that taking the actions referred to in clause (x) and (y) below is necessary in order to comply with its fiduciary duties to the stockholders of Convergys under applicable Law, then the Sellers may at any time prior to Closing (x) furnish information and data with respect to the Sellers and the Business to the Person making such Proposal pursuant to (and only pursuant to) a confidentiality agreement and (y) enter into, maintain and participate in discussions or negotiations with the Person making such Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations.

(c) After the date of this Agreement, the Board of Directors of Convergys (the “Board of Directors”) shall not cause or permit the Sellers to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or directly related to, or which is intended to or would be reasonably likely to lead to, any Proposal, or resolve, agree or publicly propose to take any such actions. Notwithstanding the preceding sentence, at any time prior to Closing, the Board of Directors may, if the Board of Directors determines in good faith, based upon consultation with outside legal counsel licensed in the State of Ohio, that the failure to do so would violate its fiduciary duties to the stockholders of Convergys under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by the Purchaser, solely in response to either a Superior Proposal received after the date hereof and that did not otherwise result from a breach of this Section 6.02, cause the Sellers to terminate this Agreement pursuant to Section 8.01(a)(v); provided, however, that, in the case of a Superior Proposal, (i) no such termination of this Agreement may be made, in each case, until after the fifth Business Day following Purchaser’s receipt of written notice from the Sellers advising the Purchaser that the Board of Directors intends to cause the Sellers to terminate this Agreement pursuant to Section 8.01(a)(v), and specifying the relevant terms and conditions of (including the identity of the Persons making the Superior Proposal) any Superior Proposal that is the basis of the proposed action by the Board of Directors (it being understood and agreed that any material amendment to the financial terms or any other material amendment to another material term of such Superior Proposal shall require a new written notice by the Sellers to the Purchaser and an additional three Business Day period), (ii) during such five Business Day period (or any additional three Business Day period), the Sellers shall, and shall cause their financial and legal advisors to, negotiate with the Purchaser in good faith (to the extent the Purchaser seeks to negotiate) to make such adjustments to the terms and conditions of this Agreement as would enable the Board of Directors not to cause the Sellers to terminate this Agreement and (iii) the Board of Directors shall not cause the Sellers to terminate this Agreement if, prior to the expiration of such five Business Day period (or any additional three Business Day period), the Purchaser makes a proposal to adjust the terms and conditions of this Agreement that the Board of Directors determines in good faith (after consulting with outside legal counsel and the Convergys Financial Advisor) to be at least as favorable as the Superior Proposal.

(d) From and after the date of this Agreement, the Sellers shall promptly advise the Purchaser, orally and in writing, and in any event no later than 48 hours after receipt, in the event the Sellers or any of their respective Subsidiaries or their or their respective Subsidiaries’ Representatives receives any Proposal together with the material terms and conditions (including the identity of the Persons making such Proposal) of such Proposal and a copy of any written documentation delivered to the Sellers or any of their respective Subsidiaries or their or their respective Subsidiaries’ Representatives in connection therewith. The Sellers shall keep the Purchaser informed on a timely basis of the status and details (including, within 48 hours after the occurrence of any material amendment or modification) of any such Proposal, including of all material developments with respect to any such Proposal and shall provide the Purchaser with copies of any additional written documentation delivered to the Sellers or any of their respective Subsidiaries or their or their respective Subsidiaries’ Representatives in connection therewith. Following the date of this Agreement, without limiting any of the foregoing, the Sellers shall promptly (and in any event within 48 hours) notify the Purchaser orally and in writing if it determines to begin taking any of the actions referred to in clause (x) or (y) of Section 6.02(b).

(e) After the date of this Agreement, the Sellers shall promptly inform their Representatives, and shall cause their respective Subsidiaries promptly to inform their respective Representatives of the obligations under this Section 6.02. Without limiting the foregoing, it is understood that any violation of the provisions of this Section 6.02 by the Sellers’ respective Subsidiaries or the Sellers’ or their respective Subsidiaries’ Representatives shall be deemed to be a breach of this Section 6.02 by the Sellers.

6.03 Confidentiality. The Purchaser acknowledges that the information being provided to it in connection with the transactions contemplated hereby is subject to the terms of a confidentiality agreement between the Purchaser and the Sellers effective as of May 29, 2009, as amended (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference in their entirety. Effective upon, and only upon, the Closing, the Confidentiality Agreement shall terminate with respect to information relating solely to the Business; provided, however, that the Purchaser acknowledges that its obligations of confidentiality and non-disclosure with respect to any and all other information provided to it by the Sellers or their Representatives concerning the Sellers or any of their respective Affiliates shall continue to remain subject to the terms and conditions of the Confidentiality Agreement for such period of time as provided in the Confidentiality Agreement, notwithstanding any termination of the Confidentiality Agreement that has or would otherwise occur, until such time as the information is no longer deemed to be Confidential Information, as that term is defined in the Confidentiality Agreement; provided further, however, that the Sellers acknowledge that the Purchaser’s obligations of confidentiality and non-disclosure with respect to any and all such other information shall cease to apply, after the Closing Date, to such information to the extent it relates to the Business, other than such information that relates to the Business because: (i) it will be used in providing the services to be provided under the Transition Services Agreement, (ii) it would have been used in providing a service listed on Schedule 4.04(b)(iii) of the Seller Disclosure Schedules which includes the services offered by Sellers to be provided under the Transition Services Agreement, or (iii) or it was used in providing the assets or services set forth on Schedule 4.04(b)(iv) of the Seller Disclosure Schedules.

6.04 Access to Information. The Sellers shall afford to the Purchaser reasonable access, upon reasonable notice during normal business hours during the period prior to the Closing, to all the properties, books, Contracts, Tax Returns and records of the Sellers related to the Business, and, during such period shall furnish promptly to the Purchaser, at the Purchaser’s expense, any information concerning the Business as the Purchaser may reasonably request; provided, however, that such access shall, in all cases, be subject to confidentiality obligations that the Sellers have to third parties with respect to records, documents and information, and provided such access does not unreasonably disrupt the normal operations of the Business. All such information and documents obtained by Purchaser shall be subject to the terms of the Confidentiality Agreement. The Sellers shall have no obligation to disclose, and the Purchaser shall not disclose, to any representative of the Purchaser any confidential information relating to the Sellers or the Business unless such representative shall have agreed in writing to be bound by the terms the Confidentiality Agreement and such writing shall have been delivered to the Sellers.

6.05 Notification of Certain Matters. To the extent not prohibited by Law or existing Contracts, the Sellers, on the one hand, and the Purchaser and NISL, on the other hand, agree to notify each other in writing promptly upon the occurrence, or failure to occur, of any event that would cause any of the party’s representations or warranties in Articles III, IV and V above to be untrue or inaccurate in any material respect at any time from the date hereof to the Closing Date and any material failure of the party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder. To the extent not prohibited by Law or existing Contracts, the Sellers also hereby agree to:

(a) provide the Purchaser with any written notice from a Customer alleging a breach under any Customer Contract with respect to the Business;

(b) provide the Purchaser with prompt written notice of any changes to any Customer Contract that would be reasonably expected to adversely affect the Business by an amount exceeding $500,000;

(c) provide the Purchaser with prompt written notice of receipt of any written notice that a Material Customer intends, with respect to the Business, to cease or substantially decrease its current purchases of goods and services from the Sellers or to materially change any terms of the Contracts with such Material Customer;

(d) as promptly as practicable, provide the Purchaser with copies of any items listed on Schedule 4.19(a), (b) or (c) of the Seller Disclosure Schedules;

(e) provide the Purchaser with a high-level monthly management report relating to the top five (5) Customers of the Business (based on Contribution Margin);

(f) provide the Purchaser with monthly financial statements of the Business promptly after such statements are completed.

6.06 Further Assurances; Commercially Reasonable Efforts.

(a) The Purchaser and the Sellers will use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and assist and cooperate with the other parties to this Agreement in doing, all things necessary or desirable under applicable Law to consummate, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

(b) The Purchaser and the Sellers will use their commercially reasonable efforts to: (i) prepare, as soon as practicable, all filings and other presentations in connection with seeking any Required Regulatory Approval, exemption or other authorization from any Governmental Entity necessary to consummate the transactions contemplated by this Agreement; (ii) prosecute such filings and other presentations with diligence; and (iii) oppose any objections to, appeals from or petitions to reconsider or reopen any such approval by Persons not party to this Agreement. The Purchaser and the Sellers will use their commercially reasonable efforts to facilitate obtaining any final order or orders approving the transactions contemplated by this Agreement, or to remove any impediment to the consummation of the transactions contemplated hereby. The Purchaser and the Seller will use their commercially reasonable efforts to furnish all information in connection with the approvals of or filings with regard to the Required Regulatory Approvals with any Governmental Entity and will promptly cooperate with and furnish information in connection with any such requirements imposed upon the Purchaser or any of its Affiliates in connection with this Agreement and the transactions contemplated hereby. Subject to Section 6.06(c), the Purchaser will use its commercially reasonable efforts to obtain any Required Regulatory Approval, or any exemption thereto, and to remove any impediment imposed by any Governmental Entity to allow the consummation of the transactions contemplated hereby. Neither the Sellers nor any of their respective Affiliates shall have any liability for the failure to obtain any Required Regulatory Approval in connection with the transactions contemplated by this Agreement, except to the extent such failure results from a breach by the Sellers of a representation related to such Required Regulatory Approval. The Purchaser and the Sellers will each advise the other party promptly of any material communication received by such party or any of its Affiliates from the United States Federal Trade Commission (the “FTC”), the United States Department of Justice (the “DOJ”), applicable foreign anti-trust and other regulatory Governmental Entities, any state attorney general or any other Governmental Entity regarding any of the transactions contemplated by this Agreement, and of any understandings, undertakings or agreements (oral or written) such party proposes to make or enter into with the FTC, the DOJ, applicable foreign anti-trust and other regulatory Governmental Entities, any state attorney general or any other Governmental Entity in connection with the transactions contemplated hereby. Neither the Sellers nor the Purchaser will independently participate in any meeting with any Governmental Entity in respect of any findings or inquiry in connection with the transactions contemplated hereby without giving the other parties prior notice of the meeting and the opportunity to attend and/or participate, in each case, unless prohibited by the Governmental Entity. The Sellers and the Purchaser will consult and cooperate with one another in connection with any information or proposals submitted in connection with proceedings under or relating to the HSR Act or any applicable foreign anti-trust Law in connection with the transactions contemplated hereby.

(c) In furtherance and not in limitation of the provisions set forth in Section 6.06(b), each of the Sellers and the Purchaser shall as promptly as practicable, but in no event later than: (i) fifteen (15) Business Days following the execution and delivery of this Agreement, file with the FTC and the DOJ the notification and report form, if any, required for the transactions contemplated hereby and any supplemental information requested in connection therewith pursuant to the HSR Act; and (ii) thirty (30) days following the execution and delivery of this Agreement, file with the applicable Governmental Entities applicable foreign anti-trust notifications and reports, if any, required for the transactions contemplated hereby and any supplemental information requested in connection therewith. Any such notification and report form and supplemental information shall be in substantial compliance with the requirements of the HSR Act or any applicable foreign anti-trust Law, as the case may be. Each of the Sellers and the Purchaser shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act or any applicable foreign anti-trust Law, as the case may be. Each party shall use its commercially reasonable efforts to obtain any clearance required under the HSR Act or any applicable foreign anti-trust Law, as the case may be for the consummation of the transactions contemplated by this Agreement. For the avoidance of doubt and notwithstanding anything to the contrary contained in this Agreement, the Purchaser and NISL shall commit to any and all divestitures, licenses, or hold separate or similar agreements with respect to assets or conduct of business arrangements of Purchaser, NISL or the Sellers, as a condition to obtaining any and all approvals from any Governmental Entity for any reason in order to consummate and make effective, as promptly as practicable, the transactions contemplated by this Agreement, including taking any and all actions relating to the Purchaser or NISL, or the divestiture of the Sellers, necessary in order to ensure that (i) no requirement for non-action, a waiver, consent or approval of the FTC, the DOJ, applicable foreign anti-trust and other regulatory Governmental Entities, any state attorney general or other Governmental Entity, (ii) no Judgment, temporary restraining order or any other order of any Governmental Entity in any Proceeding (whether brought, sought or obtained by a private party or a Governmental Entity), and (iii) no other matter relating to any antitrust or competition Law, would preclude consummation of the transactions completed by this Agreement as promptly as practicable. The Purchaser and NISL represent and warrant that, to the Knowledge of the Purchaser and NISL, no Affiliate of the Purchaser or NISL, or any Person controlled by any such Affiliate, in each case, other than the Purchaser, NISL and their respective Subsidiaries, directly or indirectly, owns or controls any Competitive Operation. For the period commencing on the date hereof and ending on the earlier of (i) 180 days thereafter, (ii) the date that the waiting period under HSR Act has expired or been terminated, or (iii) termination of this Agreement, neither the Purchaser nor NISL shall, nor shall they authorize or knowingly permit any Representative of the Purchaser, NISL or any their respective Subsidiaries to, (i) solicit, initiate, endorse or take any action to knowingly encourage or facilitate (including by way of furnishing non-public information) any proposal or offer involving any Competitive Operation, (ii) enter into, consummate, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or otherwise cooperate in any way with, any agreement with respect to any proposal relating to any Competitive Operation, or (iii) resolve, propose or agree to do any of the foregoing. The Purchaser and NISL shall, and shall cause each of their respective Subsidiaries to, immediately after the date of this Agreement, cease and cause to be terminated any existing activities, discussions or negotiations by the Purchaser, NISL, any of their respective Subsidiaries, or any of their respective Representatives, with any Person conducted heretofore with respect to any of the foregoing.

(d) Prior to the Closing, each party shall, and shall cause its Affiliates to, use commercially reasonable efforts (at its own expense) to obtain, and to cooperate in obtaining, all consents from third parties necessary or appropriate to permit the consummation of the transactions contemplated hereby; provided, however, that the parties shall not be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required (other than nominal filing or application fees); provided further, however, that NISL shall be obligated to guarantee the obligations of the Purchaser or any of its Affiliates under any Contract, if required by any counterparty to such Contract as a condition to granting any consent thereunder; provided, further, that if any Person requests payment of any amount or requests a change with respect to such Contract that is a Customer Contract to grant such Person’s consent, and if the Sellers request in writing that the Purchaser pay such amount or make such change to obtain such consent and the Purchaser does not agree, within thirty (30) days after receipt of such written request, to make such payment or such change, the Sellers may any time thereafter transfer, sell or assign the applicable Customer Contract to another Person that is willing to pay the requested amount or make the requested change to obtain the applicable consent. The Purchaser acknowledges that certain consents and waivers with respect to the transactions contemplated by this Agreement may be required from parties to the Contracts listed in the Seller Disclosure Schedules and that such consents and waivers have not been obtained. Except for adjustments to the Closing Purchase Price pursuant to Section 2.07, neither the Sellers nor any of their respective Affiliates shall have any liability whatsoever to the Purchaser arising out of or relating to the failure to obtain any consents or waivers that may be required in connection with the transactions contemplated by this Agreement or because of the termination of any Contract as a result thereof. The Purchaser acknowledges that no representation, warranty or covenant of the Sellers contained herein shall be breached or deemed breached solely as a result of (i) the failure to obtain any consent or waiver identified in this Agreement, the Seller Disclosure Schedules or any other Transaction Document, (ii) any such termination or (iii) any Proceeding commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any such consent or any such termination.

6.07 Expenses; Tax Matters; Transfer Taxes.

(a) Whether or not the Closing takes place, and except as set forth in this Section and Article IX, all costs and expenses incurred in connection with this Agreement and the transactions contemplated shall be paid by the party incurring such expense, including all costs and expenses incurred pursuant to Section 6.06. The Purchaser shall bear the filing fee of the notification and report form, if any, required for the transactions contemplated hereby pursuant to the HSR Act and any applicable foreign anti-trust Laws.

(b) The Purchaser shall pay and be responsible for all Transfer Taxes associated with, arising from or otherwise applicable to the transfer and delivery of the Purchased Assets, including, without limitation, any such Taxes arising as a result of any deemed or effective transfer of the capital stock of any Subsidiary as a result of the transactions contemplated herein.

(c) The Sellers shall retain and assume the Retained Tax Liabilities.

(d) After the Closing, (i) the Purchaser and the Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the preparation of all Tax Returns required with respect to Taxes relating to the Business or the Purchased Assets for taxable periods (or portions thereof) beginning on or before the Closing Date, and (ii) the Sellers will cooperate fully, as and to the extent reasonably requested by the Purchaser, in connection with the preparation of any tax provisions in the Purchaser’s financial statements relating to Taxes on the Business or the Purchased Assets. In each case, the Purchaser and the Sellers shall provide or cause to be provided to one another any records and other information reasonably requested by the other party hereto in connection with the preparation of such Tax Returns or financial statements, as well as reasonable access to the other party’s accountant. After the Closing Date, the Purchaser and the Sellers shall cooperate fully in connection with any Tax investigation, audit or other proceeding with respect to Taxes relating to the Business or the Purchased Assets for any taxable periods (or portions thereof) beginning on or before the Closing. Any information obtained pursuant to this Section 6.07(d) shall be subject to the terms of the Confidentiality Agreement.

(e) All Tax Sharing Agreements or similar agreements with respect to Taxes relating to the Business or the Purchased Assets (other than Tax Sharing Agreements for which the Purchaser will have no liability and that relate only to Retained Tax Liabilities) shall be terminated as of the Closing Date and, after the Closing Date, the Purchaser and the Sellers shall not be bound thereby or have any liability thereunder

(f) For purposes of this Agreement, (i) in the case of any Taxes that are imposed on a periodic basis and are payable for a Tax period that includes (but does not end on) the Closing Date, the portion of such Tax related to the portion of such Tax period ending on and including the Closing Date shall (i) in the case of any Taxes other than gross receipts, sales or use Taxes and Income Taxes, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction the numerator of which is the number of days in the Tax period ending on and including the Closing Date and the denominator of which is the number of days in the entire Tax period and (ii) in the case of any Income Tax and any gross receipts, sales or use Tax, be deemed equal to the amount which would be payable if the relevant Tax period ended on and included the Closing Date. All determinations necessary to give effect to the allocation set forth in the foregoing clause (ii) shall be made in a manner consistent with prior practice of the Company.

6.08 Employee Matters.

(a) Schedule 6.08(a) of the Seller Disclosure Schedules provides a list of all employees of the Sellers (including active employees and employees on maternity, military, short-term disability, long-term disability, holiday, jury duty, bereavement or other leave) who perform (or would perform except for being on such leave) a majority of their duties on behalf of the Business (“Business Employees”) as of the date identified in such schedule, and such schedule shall be updated by the Sellers prior to Closing as close as practical to the Closing Date. A Business Employee who is used to service or is necessary to fulfill Sellers’ or Sellers’ Affiliates’ obligations under any Retained Contract with respect to which any required consent to assign is obtained after the Closing Date and in accordance with Section 6.17 hereof shall be referred to herein as a “Post-Closing Assigned Contract Employee”.

Except as provided below, the Sellers shall terminate the employment of each Business Employee, effective as of the Closing Date other than a Business Employee on long-term disability leave on such date. The Sellers shall terminate the employment of each Post-Closing Assigned Contract Employee, effective as of the date that the Retained Contract covering such individual becomes assigned under Section 6.17 hereof other than a Post-Closing Assigned Contract Employee on long-term disability leave on such date.

(b) The Purchaser shall, and shall cause its Affiliates to, make offers of employment to all of the Business Employees (other than Business Employees described in Section 2.02(b) hereof and the Post-Closing Assigned Contract Employees) in accordance with the provisions of this Section 6.08(b) on the Closing, and to the Post-Closing Assigned Contract Employees on the date that the Retained Contract covering such individual becomes assigned under Section 6.17 hereof. Such employment offers shall contain terms and conditions, including compensation and benefits (including severance but excluding retention bonuses, one-time bonus payments, one-time incentive payments and implementation bonuses), that are no less favorable in the aggregate than those applicable to such Business Employees immediately prior to the Closing, and such terms and conditions, including compensation and benefits (including severance but excluding retention bonuses, one-time bonus payments, one-time incentive payments and implementation bonuses), shall continue for at least one (1) year following the Closing for the employees listed on Schedule 6.08(b)(i) of the Seller Disclosure Schedules; provided, however, that the Purchaser shall not be obligated to offer the Business Employees equity-based compensation benefits so long as the other compensation and benefits offered to the Business Employees by the Purchaser are, in the aggregate (taking into account the equity-based compensation benefits), no less favorable to the Business Employees than those applicable to them immediately prior to the Closing, and the Purchaser shall have no obligation to offer defined benefit pension plan benefits or cash balance pension plan benefits to any Business Employee. Each Business Employee who accepts the offer of employment from the Purchaser or its Affiliate is referred to herein as a “Transferred Employee”, and the date such individual commences employment with the Purchaser or its Affiliate is referred to herein as the “Transfer Date”. To Sellers’ Knowledge, there are no restrictions that would prohibit the employment of any Business Employee by Purchaser or an Affiliate of Purchaser immediately following the Closing. The Purchaser and its Affiliates agree not to terminate any of the Transferred Employees who are identified on Schedule 6.08(b)(i) of the Seller Disclosure Schedules during the one (1) year period commencing on the Closing Date; provided, however, the Purchaser and its Affiliates may terminate the employment of such individuals (i) for cause, which shall include (without limitation) poor performance and misconduct, as determined by Purchaser and its Affiliates; (ii) due to a change of Customer requirements pertaining to the individual, which shall include (without limitation) termination of the applicable Customer Contract or a Customer requested personnel change; or (iii) whose roles or employment terms, prior to the Closing Date, are under review or in the process of being changed by the Sellers, or whose Customer Contract terms are changed by the Customer prior to the Closing Date (or if such individual is a Post-Closing Assigned Contract Employee, then the date the applicable Assigned Contract is assigned in accordance with Section 6.17 hereof). Except as set forth in the preceding sentence, nothing in this Agreement shall obligate the Purchaser or its Affiliates to continue the employment of any Transferred Employee or otherwise alter the otherwise “at-will” status of any such Transferred Employee.

Notwithstanding anything to the contrary in the preceding paragraph, a Business Employee (other than a Business Employee described in Section 2.02(b) hereof) who is on long-term disability leave of absence from employment with the Sellers on the Closing Date (or, if applicable, the date a Retained Contract for which a Post-Closing Assigned Contract Employee renders services is assigned pursuant to Section 6.17 hereof) (an “Inactive Business Employee”) shall remain an employee of the Sellers. Upon an Inactive Business Employee’s return to active employment, the Purchaser shall, or shall cause its Affiliate to, make an offer of employment to such Inactive Business Employee in accordance with the provisions of this Section 6.08(b). If the Inactive Business Employee accepts the offer, Sellers shall promptly terminate the employment of, and Purchaser or its Affiliate shall immediately thereafter hire, such individual (which date of hire is referred to as the “Inactive Business Employee Transfer Date”). During the period beginning on the Closing Date (or the applicable Retained Contract assignment date) and ending on the earlier of (i) the Inactive Business Employee Transfer Date or (ii) the date the Inactive Business Employee is no longer entitled to receive benefits under the Sellers’ long-term disability plans, the Purchaser shall be responsible for all costs and liabilities relating to the Inactive Business Employee’s long-term disability benefits under the Sellers’ long-term disability plans consistent with the costs and liabilities set forth on Schedule 6.08(b)(ii) of the Seller Disclosure Schedules (“Inactive Business Employee Disability Expenses”). For the avoidance of doubt, these costs and liabilities shall not include the benefits provided by the insurer pursuant to the Sellers’ fully-insured long-term disability plan. The Sellers shall provide on a quarterly basis or as otherwise agreed upon by the parties a written invoice of the Inactive Business Employee Disability Expenses to the Purchaser, and payment of such invoice will be due within thirty (30) days of receipt by the Purchaser.

(c) The Sellers and the Purchaser intend that for purposes of any severance or termination benefit plan, program, policy, agreement or arrangement of Sellers or the Sellers’ Affiliates, the transactions contemplated by this Agreement shall not constitute a severance of employment of any Business Employee prior to or upon the consummation of the transactions contemplated in this Agreement, and that the Transferred Employees will have continuous and uninterrupted employment immediately before, during and immediately following the Transfer Date. The Sellers shall amend the plans set forth in Schedule 6.08(c) of the Seller Disclosure Schedules to indicate that a transfer of employment described by this Section 6.08(c) shall not constitute a “separation from service” within the meaning of Section 409A of the Code with respect to any Transferred Employee under such plans. The Sellers shall reasonably cooperate with the Purchaser (i) to facilitate communications with the Business Employees in connection with Purchaser’s or its Affiliates’ offers of employment and transitioning issues, and (ii) to enable the Purchaser to attempt to minimize the Purchaser’s severance liability with respect to the Business Employees; provided, however, that the Sellers shall have no obligation to modify any Employee Plan with respect to severance or otherwise. The Sellers shall be responsible for satisfying any obligations under COBRA with respect to any Business Employees who refuse to accept the Purchaser’s or its Affiliate’s offer of employment. Except for the liabilities described in Section 2.04(b) hereof, the Purchaser shall assume all obligations and liabilities arising out or relating to employment, compensation, employee benefits, severance or termination of any individual employed by the Sellers with respect to the Business who voluntarily terminates employment as a result of direct communication or receipt of a direct message from or on behalf of the Purchaser relating to the employment, position or terms or conditions of employment of such individual with the Purchaser or its Affiliates post-Closing; provided, however, town hall meetings with, Q&A sessions with, Q&A communications to, and communications targeted to (i) a significant percentage of the Business Employee population, whether or not delivered at the same time, or (ii) a majority of the Business Employees who are “C” level or above, as designated by the Sellers, taken as a whole, shall not be considered such a direct communication or direct message.

(d) After the Closing, the Purchaser and its Affiliates shall take all necessary action so that each Transferred Employee shall after the applicable Transfer Date continue to be credited with the unused vacation and unused sick leave credited to such employee through the Transfer Date under the applicable vacation and sick leave policies of the Sellers and their Affiliates, and the Purchaser and its Affiliates shall permit or cause such employees to use such vacation and sick leave after the Transfer Date in accordance with such policies. The Sellers will provide to the Purchaser correct and complete records of all such vacation and sick leave.

(e) The Purchaser or any of its Affiliates shall, as of the Closing, assume sponsorship and administration of all of the Assumed Employee Plans as set out in Schedule 4.07(b) of the Seller Disclosure Schedules with respect to the obligations thereunder related to the Transferred Employees as of the Transfer Date and the Business Employees who reject the Purchaser’s or its Affiliate’s offer of employment as of the Closing Date.

(f) The Purchaser and its Affiliates shall, as of and after the Closing, take all other necessary action so that, for all purposes under each Employee Plan maintained by the Purchaser or any of its Affiliates in which Transferred Employees become eligible to participate, each such person shall be given credit for all service (including service used to determine eligibility for, vesting in, and benefit accruals under such plan, except benefit accruals under any defined benefit pension plan of the Purchaser or its Affiliates), prior to the Transfer Date with the Sellers and their Affiliates. Notwithstanding the preceding sentence, no such service will be credited to the extent it would result in the duplication of benefits.

(g) Except as otherwise provided in this Section 6.08, nothing in this Agreement shall be interpreted as limiting the power, after the Closing, of the Purchaser or any of its Affiliates to amend or terminate any particular Assumed Employee Plan or as requiring such companies to continue (other than as required by its terms) any written employment contract; provided, however, that no such termination or amendment may impair the rights of any person with respect to benefits that have been accrued as of the date of the termination or amendment under the terms of any such plan that is an employee pension benefit plan (within the meaning of Section 3(2) of ERISA), benefits for which a claim has already been incurred as of the date of the termination or amendment under the terms of any employee welfare benefit plan (within the meaning of Section 3(1) of ERISA), or any benefits earned as of the date of the termination or amendment under the terms of any such plan that is not such an employee pension benefit plan or employee welfare benefit plan, to the extent any such action would violate applicable Law.

(h) Upon and after the Closing, the Purchaser and its Affiliates shall (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees under any welfare or fringe benefit plan in which such persons may be eligible to participate after the applicable Transfer Date, other than limitations or waiting periods that are in effect with respect to such persons and that have not been satisfied under the corresponding welfare or fringe benefit Employee Plans maintained by the Sellers and their respective Affiliates prior to such Transfer Date, and (ii) provide each Transferred Employee with credit under any welfare plans in which such person becomes eligible to participate after the Transferred Employee’s Transfer Date for any co-payments and deductibles paid by such person for the then current plan year under the corresponding welfare plans maintained by the Sellers and their respective Affiliates prior to such Transfer Date. The Sellers will ensure the Purchasers receive correct and sufficient information as to such participation rights, co-payments and deductibles applicable to the Transferred Employees.

(i) For the 91-day (inclusive) period immediately following the Closing Date, the Purchaser shall not, and shall cause any successor or permitted assign of any portion of the Business not to, cause or permit to be implemented any plant closing, mass layoff or other termination of Transferred Employees which, either alone or in the aggregate (with each other and/or with any plant closing, partial closing, mass layoff or other termination of Transferred Employees occurring on or prior to the Closing Date), could create any liability for the Sellers or any Affiliate of the Sellers under the WARN Act or similar applicable Law. The Sellers acknowledge and agree that the Purchaser and its Affiliates will not be deemed to breach the preceding sentence if the Purchaser or its Affiliate take any of the actions set forth in Schedule 6.08(i).

(j) Except as set forth in Schedule 6.08(j) of the Seller Disclosure Schedules, with respect to each Retained Employee Plan:

(i) The sponsorship of such plan shall be retained by the Sellers or one of their Affiliates and specifically shall not be assumed by the Purchaser, and the Purchaser shall not be responsible for any of the benefits or other liabilities of such plan;

(ii) No Transferred Employees shall accrue or earn any benefits under such plan for their services for the Business or with the Purchaser or any of its Affiliates after their applicable Transfer Date; and

(iii) Except to the extent required by applicable Law, no post-retirement benefit shall be provided under such plan to any Transferred Employees unless they retire from employment (when entitled to retiree benefits under such plan) prior to their applicable Transfer Date.

(k) The Sellers and their respective Affiliates shall retain all liabilities for all dental, vision, life insurance, accidental death and dismemberment claims and fully-insured medical and prescription drug claims, incurred by the Business Employees or their eligible dependents (including their eligible domestic partners and their eligible dependents) prior to such employee’s Transfer Date, that are covered under the terms of the applicable fully-insured plans of the Sellers or their respective Affiliates and all workers’ compensation claims that are fully-insured under the terms of the Sellers or their respective Affiliates workers’ compensation program; provided, however, the Purchaser shall reimburse the Sellers for all expenses, costs and liabilities incurred by the Sellers in connection with such claims. For the avoidance of doubt, this reimbursement shall not include the benefits provided by the insurer pursuant to the fully-insured plan. The Purchaser, or its Affiliates, shall be responsible for claims incurred by the Transferred Employees or their eligible dependents (including their eligible domestic partners and their eligible dependents) on or after the Transfer Date for fully-insured medical and prescription drug claims, dental, vision, life insurance, accidental death and dismemberment claims. For these purposes, a claim shall be deemed to be incurred: (i) in the case of workers’ compensation, at the time of the injury, sickness or other event giving rise to the claim for such benefits; (ii) in the case of medical, prescription drug, dental or vision benefits, at the time professional services, equipment or prescription drugs covered by the applicable plan are obtained; (iii) in the case of life insurance benefits, upon death; and (iv) in the case of accidental death and dismemberment benefits, at the time of the accident.

(l) The Sellers and their respective Affiliates shall retain all liabilities for all medical and workers’ compensation claims, whenever such claims are submitted, that are incurred by the Business Employees or their eligible dependents (including their eligible domestic partners and their eligible dependents) from the date that is 60 days or 90 days, for medical and workers’ compensation claims, respectively, prior to such employee’s Transfer Date through the day prior to such employee’s Transfer Date, that are covered under the terms of the applicable self-insured plans, including without limitation the Employee Plans, of the Sellers or their respective Affiliates. The Purchaser, or its Affiliates, shall be responsible for reimbursing the Sellers for the payment of self-insured medical and self-insured workers’ compensation claims covered under such plans that are submitted after the Transfer Date but are incurred by the Transferred Employees or their eligible dependents (including their eligible domestic partners and their eligible dependents) (i) during the period that begins on the date hereof and ends on the date that is 61 days or 91 days, for medical and workers’ compensation claims, respectively, prior to such employee’s Transfer Date; provided, however, that in the case of a Post-Closing Assigned Contract Employee, this period shall begin on the later of the date hereof or 90 days or 120 days, for medical and workers’ compensation claims, respectively, prior to the applicable Transfer Date, and (ii) on or after the Transfer Date. For these purposes, a claim shall be deemed to be incurred at the time professional services or equipment covered by the applicable plan are obtained. The Sellers shall provide to the Purchaser on a monthly basis, or as otherwise agreed upon by the Sellers and the Purchaser, a written invoice of the medical and workers’ compensation claim payments that are reimbursable pursuant to this Section 6.08(l) and documentation reasonably sufficient to substantiate such payments. The Purchaser shall pay such invoice within thirty (30) days of receipt of such invoice and documentation.

(m) To the extent permitted by applicable Law, the originals of all records set forth in the Transferred Employees’ personnel files (the “Personnel Records”) that are created prior to the applicable Transfer Date shall be transferred to Purchaser or Purchaser’s Affiliates as of such Transfer Date (with the Sellers retaining copies of all such records, at Sellers’ option). The originals of all personnel records of all former employees of the Business and all Business Employees who are not Transferred Employees shall remain with Sellers and their respective Affiliates; provided that Purchaser shall be provided with a copy of all employee health and safety records required by applicable Law, and Sellers and their respective Affiliates shall permit Purchaser or its Affiliates or successors and their authorized representatives to have full access upon reasonable notice during normal business hours to all such personnel records to the extent permitted by applicable Law and reasonably necessary in order for Purchaser or any of its

Affiliates or successors to respond to a subpoena, court order, audit, investigation or otherwise as required by applicable Law or in connection with any pending or threatened lawsuits, actions, arbitrations, claims, complaints, investigations or other Proceedings. The Purchaser and its Affiliates shall permit Sellers and their authorized representatives to have full access upon reasonable notice during normal business hours to all the Personnel Records in order for Sellers or any of their respective Affiliates to respond to a subpoena, court order, audit, investigation, or to obtain data for pension or other benefits, or otherwise as required by applicable Law (such determination by the parties of access shall be reasonable and shall not be unreasonably delayed), and Purchaser and its Affiliates shall provide Sellers, upon Sellers’ reasonable request and at Sellers’ expense, with copies of such Personnel Records.

(n) Following the Closing, the Sellers shall, and shall cause their Affiliates, to cooperate reasonably fully with the Purchaser and its Affiliates in the prosecution, defense, and/or settlement of any Assumed Liabilities of the Purchaser and its Affiliates with respect to any Business Employee under this Agreement. Following the Closing, the Purchaser shall, and shall cause its Affiliates to, cooperate reasonably fully with the Sellers and their Affiliates in the prosecution, defense, and/or settlement of any Retained Liabilities of the Sellers and their Affiliates with respect to any Business Employee under this Agreement. Any such cooperation set forth in this Section 6.08(n) shall include (i) affording the Purchaser or the Sellers, as applicable, and their respective Affiliates, counsel and other representatives reasonable access, upon reasonable written notice during normal business hours, to all relevant personnel, properties, books, contracts, commitments and records; (ii) furnishing promptly to the Purchaser or the Sellers, as applicable, and their respective Affiliates, counsel and other representatives any information reasonably requested by it, such Affiliates, such counsel or such other representatives; and (iii) providing any other assistance to the Purchaser or the Sellers, as applicable, and their respective Affiliates, counsel and other representatives reasonably requested by such other party, such Affiliates, such counsel or such other representatives.

(o) Nothing in this Section 6.08 is intended or shall be intended to entitle any person other than the parties hereto and their respective transferees and permitted assigns to any claim, cause of action, remedy or right of any kind. Nothing in this Section 6.08 shall be deemed to amend any Employee Plan of the Sellers or the Purchaser or any of their respective Affiliates.

6.09 Publicity. From the date hereof through the Closing Date, no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior consent of the other party (which consent shall not be unreasonably withheld), except as such release or announcement may be required by applicable Law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the release or announcement shall allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, however, that the Sellers and the Purchaser may make internal announcements to their respective employees that are consistent with the parties’ prior public disclosures regarding the transactions contemplated hereby after reasonable prior notice to and consultation with the other party.

6.10 Names Following Closing.

(a) Neither the Purchaser nor any of its Affiliates shall use, or have the right to use, the “Convergys” name or any variations or derivatives thereof or any trademarks or logos of the Sellers or any of their respective Affiliates (the “Names”), or any name that, in the reasonable judgment of the Sellers, is similar to the Names, except as provided in this Section 6.10.

(b) After the Closing, the Purchaser and its Affiliates shall have the right to use existing packaging, labeling, containers, stationery, business forms, supplies, advertising and promotional materials and any similar materials bearing the Names until the three-month anniversary of the Closing Date; provided, however, that neither the Purchaser nor any of its Affiliates shall take any action that could reasonably be expected to impair the value of the Names; provided further, however, that when using the items listed in this Section 6.10(b) in the context of entering into or conducting contractual relationships, the Purchaser shall make clear to all other applicable parties that the Purchaser, rather than the Sellers or their respective Affiliates, is the party entering into or conducting the contractual relationship; provided further, however, that personnel of the Purchaser or its Affiliates using the above items shall not, and shall have no authority to, hold themselves out as officers, employees or agents of the Sellers or any Affiliate of the Sellers. The Purchaser and its Affiliates shall comply with all applicable Laws in any use of packaging or labeling containing the Names.

(c) The Purchaser shall use commercially reasonable efforts to minimize its use of the Names, and, in any event, shall cease using the Names on fixed assets as soon as practicable and in any event before the three-month anniversary of the Closing Date.

6.11 Non-Solicitation of Employees. The Sellers shall not, directly or indirectly, acting alone, as a member of any partnership or other business entity, as a holder of capital stock of any class of any corporation or other business entity (except as the holder of less than 1% of the issued and outstanding stock of a publicly held corporation) during the three (3) year period commencing with the Closing Date, solicit for employment any Transferred Employee; provided, that, this covenant shall not apply to individuals whose employment is terminated by the Purchaser, or any Affiliate thereof, without cause following the Closing; provided, however, that nothing herein shall prohibit the Sellers or their Affiliates from soliciting for employment, any person who responds to a general solicitation or advertisement by the Sellers or their Affiliates that is not directed to solicit the Purchaser or its employees. If any covenant or agreement in this Section 6.11 is held to be unenforceable because of the duration thereof or the scope thereof, then the court making such determination shall have the power to reduce the duration and/or limit the scope thereof to the minimum extent necessary to make the covenant or agreement enforceable in its reduced form; provided, however, that such reduction shall only apply to the applicable jurisdiction of such court, unless such limitation would render such limitation unenforceable.

6.12 Non-Competition Agreement. During the period beginning on the Closing Date and ending on the third anniversary thereof, the Sellers shall not, and shall cause their Subsidiaries not to, directly or indirectly engage, as a principal or jointly with others, in the Business as conducted as of the Closing Date; provided, that neither the Sellers nor any Subsidiary shall be prevented from:

(a) acquiring as an investment in the ordinary course of business any class of securities of any Person that is a publicly held corporation provided that such class of securities is traded on a national securities exchange to the extent that such acquisitions do not result in such acquiring Person owning in the aggregate 5% of more of such class of securities;

(b) acquiring (through merger, stock purchase or purchase of all or substantially all of the assets or otherwise) ownership of or any equity interest in any Person, provided, that the annual revenues of such Person from the operations that compete with the Business (“Competitive Operations”) are not more than $25,000,000 of such Person’s total annual revenues (based on the most recent full fiscal year revenues of such Person) and are not more than $50,000,000 when combined with the total annual revenues for such period from Competitive Operations of any other Person(s) previously acquired (and still owned) by the Sellers or any of their Subsidiaries, provided that this covenant shall not be violated as a result of any such acquisition if (i) such Competitive Operations do not account for more than 30% of such Person’s total annual revenues, (ii) the Sellers cause the total annual revenues (based on the most recent full fiscal year revenues of such Person) derived from all Competitive Operations acquired after the Closing Date to decrease below $25,000,000, either by permitting Contracts relating to such Competitive Operations to expire within 12 months following the acquisition thereof, or to the extent such Contracts will not by their terms expire within such 12 months, divesting themselves of such Competitive Operations in excess of $25,000,000 within 12 months following the acquisition thereof; (iii) the Sellers do not renew or enter into any new Contracts relating to the Competitive Operations acquired after the Closing Date between the date of such acquisition and the third anniversary of the Closing Date, and (iv) the Sellers invite the Purchaser to offer to purchase the Competitive Operations simultaneously with any invitation to a third party to offer to purchase the Competitive Operations or promptly after receiving any unsolicited offer from any third party;

(c) providing services pursuant to any Retained Contract; or

(d) notwithstanding any other provision of this Agreement including any provision or restriction in Section 6.12(b), engaging, directly or indirectly, as a principal or jointly with others, in the business currently (or historically) conducted by Convergys Customer Management Group Inc.’s (“CM”) customer management line of business, as publicly reported (in filings with the Securities and Exchange Commission) as a separate business, including but not limited to:

(i) Healthcare-related outsourcing services (“Healthcare Services”) to any third party provided such provision of services is not to such third party’s employees; notwithstanding the foregoing, the Sellers and their Affiliates may provide Healthcare Services directly or indirectly, as principal or jointly with others, to the employees of any Healthcare Group(s) (defined below) provided such employees are being serviced by the Sellers and/or their Affiliates in a general inquiry setting along with customers or members of the Healthcare Group. Such provision of Healthcare Services includes, but is not limited to, providing any of the services listed on Schedule 6.12(d) of the Seller Disclosure Schedules to or on behalf of any public or private managed care organizations, healthcare administration companies, pharmacy benefit management companies, retail pharmacy companies, health insurance companies, companies providing research, development and manufacturing of pharmaceuticals, companies involved in the manufacture and distribution of medical devices and equipment, healthcare providers and similar Persons (collectively referred to as “Healthcare Groups”);

(ii) Training and training-related consulting services that the Sellers and their Affiliates provided prior to the acquisition of DigitalThink in March 2004 and any training and training-related consulting services to: (A) any employees of the Sellers or their Affiliates, or (B) any employees of any third party. “Training and training-related consulting services” include, but are not limited to, providing the following: delivery of training in all forms (including instructor lead training, train the trainer, on line training and virtual training), instructional design, curriculum development and redesign, content maintenance, performance-based learning approaches, training treatments, and consulting services and technology with respect to any of the foregoing; and

(iii) CM’s financial services and accounting services organization.

If any covenant or agreement in this Section 6.12 is held to be unenforceable because of the duration thereof or the scope thereof, then the court making such determination shall have the power to reduce the duration and/or limit the scope thereof to the minimum extent necessary to make the covenant or agreement enforceable in its reduced form; provided, however, that such reduction shall only apply to the applicable jurisdiction of such court, unless such limitation would render such limitation unenforceable.

6.13 Financial Obligations. The Sellers shall, or shall cause one or more of their Affiliates to, maintain and/or renew each of the Customer Bonds (or an alternative form of security that is permitted by the terms of the Customer Contract to which the applicable Customer Bond relates or is otherwise acceptable to the Customer that is party to such Customer Contract) for the lesser of (a) the time period from the Closing to the termination or the expiration date of the Customer Contract to which such Customer Bond relates as set forth in Schedule 6.13 of the Seller Disclosure Schedules, which such termination or expiration date shall be extended to the extent the applicable Customer Contract is extended between the date of this Agreement and the Closing Date, or (b) the time period from the Closing to the earliest date on which the Customer Contract to which such Customer Bond relates, as such Customer Contract exists as of the Closing, provides that such Customer Bond is no longer required (the “Bond Maintenance Period”). The Purchaser acknowledges and agrees that, after the expiration of the Bond Maintenance Period with respect to each Customer Bond or alternative form of security issued in replacement thereof, the Purchaser shall take such actions, if any, as are necessary to enable the applicable Customer Bond or alternative form of security issued in replacement thereof to be released. The Purchaser shall reimburse the Sellers and their Affiliates for all costs, fees and expenses allocable to the procurement and maintenance of each Customer Bond or alternative form of security issued in replacement thereof after the Closing. The Purchaser agrees that it shall use commercially reasonable efforts to (i) obtain, at or before the Closing or as soon as reasonably practicable thereafter, replacement guarantees for, and (ii) other than with respect to the Customer Bonds, have the Seller Entities completely and irrevocably released from any and all liability for, any and all arrangements, including surety, performance and other bonds and guarantees, that the Seller Entities have provided, issued or entered into or for which the Seller Entities are the primary obligors, in each case, to support or facilitate business transactions or programs of the Business (the “Credit Enhancements”) that are in effect at the Closing, including by having the Purchaser and NISL substituted as replacement guarantors on such Credit Enhancements. The Purchaser and NISL shall indemnify, defend and hold harmless the Seller Entities from and against any and all losses, costs, liabilities and expenses incurred by the Seller Entities relating to the Credit Enhancements related to any Purchased Asset and shall reimburse the Sellers for any such amounts promptly and in no event later than five (5) Business Days after written demand therefor from the Sellers. All Affiliates of Seller which have liability for any Credit Enhancements referenced in this Section 6.13 are intended third-party beneficiaries of this Section 6.13 and shall have the right to enforce the benefits intended to be conferred upon each of them under this Section 6.13 as though they were parties to this Agreement.

6.14 Insurance. The Purchaser acknowledges and agrees that no insurance policy maintained by the Sellers or their respective Affiliates with respect to the Purchased Assets or the Business shall cover any of the Purchased Assets or the operations or liabilities of the Business after the Closing Date, and all benefits and coverage under each such insurance policy shall terminate following the Closing Date. Following the Closing and until the second anniversary of the Closing Date, the Purchaser and its Affiliates agree to obtain and maintain insurance policies with respect to the Purchased Assets and the Business with insurance companies substantially similar to the Sellers’ insurance companies and with coverages as described on Schedule 6.14 of the Seller Disclosure Schedules. The parties hereto further agree that any and all refunds of premiums paid by the Sellers and their respective Affiliates prior to the Closing Date under any insurance maintained by the Sellers and their respective Affiliates for the Business shall be for the account of and retained by the Sellers. Notwithstanding the above, during the twenty-four (24) months following the Closing Date, the Sellers shall make a claim, on behalf of and for the benefit of the Purchaser, under their insurance policies (other than errors and omissions policies and directors and officers liability policies) for claims made on a claims-arising basis and shall promptly and in no event later than five (5) Business Days after receipt of any proceeds from such claims tender such proceeds to the Purchaser, to the extent that: (i) such claims-arising basis existed prior to the Closing, (ii) the Purchaser’s insurance tail coverage required under Section 6.16 does not cover such claim, (iii) the Purchaser pays and/or reimburses the Sellers within five (5) Business Days for any and all reasonable costs of the Sellers relating to or arising out of the making of such claim, including all deductibles paid by the Sellers in connection with making such claims, and (iv) such claim relates to an Assumed Liability.

6.15 Real Property. The parties hereto acknowledge and agree that none of the Real Property is being sold, conveyed, assigned or otherwise transferred to the Purchaser pursuant to this Agreement, except as provided for in the agreements to be executed and delivered by such parties pursuant to Section 2.07. If, prior to the Closing, (i) any Leased Real Property, or any material Fixed Assets are damaged in any material respect by fire or any other cause, or (ii) any condemnation proceedings are instituted, or notice of intent to condemn is given, with respect any Leased Real Property or material Fixed Assets, the Sellers shall give the

Purchaser written notice thereof within five (5) Business Days after the Sellers become aware thereof.

6.16 Tail Coverage. The Purchaser shall purchase, at or prior to the Closing, errors and omissions insurance tail coverage covering any and all occurrences prior to the Closing with respect to the Business. Such coverage shall be in a minimum amount of Twenty-Five Million Dollars ($25,000,000.00), with a maximum deductible of Five Million Dollars ($5,000,000.00), and shall be written by one or more insurance companies having an A.M. Best or comparable rating at least equal to that of the insurance company that has written the Sellers’ errors and omissions insurance overage as of the date of this Agreement.

6.17 Post-Closing Consents.

(a) To the extent any consent required for the Purchaser’s assumption of any Retained Contract is received by the Sellers between the period from the Closing Date and that date that is six (6) months from the date of this Agreement, the Sellers shall sell, and the Purchaser shall purchase, such Retained Contract within a period of ten (10) Business Days following the date of notification and delivery by the Sellers of receipt of the requisite affirmative written consent for such Retained Contract (or within such time as may be agreed between the Sellers and the Purchaser) at a price in cash equal to One Million Four Hundred Sixteen Thousand Six Hundred Sixty-Seven Dollars ($1,416,667) for each one percent (1%) of the Aggregate Contribution Margin represented by the Contribution Margin identified for such Retained Contract on Schedule 2.07 of the Seller Disclosure Schedules.

To the extent that the aggregate amounts paid in cash to the Sellers and their Affiliates under this Agreement and the Other Purchase Agreements on any and all dates between the period from the Closing Date and that date that is six (6) months from the date of this Agreement in connection with obtaining the consent required for the Purchaser’s assumption of any Retained Contract is less than an amount that is equal to One Million Four Hundred Sixteen Thousand Six Hundred Sixty-Seven Dollars ($1,416,667) for each one percent (1%) of the Contribution Margin identified for such Retained Contract on Schedule 2.07 of the Seller Disclosure Schedules, the amount payable under this Agreement in connection with purchasing such Retained Contract shall be increased by such difference. To the extent that the aggregate amounts paid in cash to the Sellers and their Affiliates under this Agreement and the Other Purchase Agreements on any and all dates between the period from the Closing Date and that date that is six (6) months from the date of this Agreement in connection with obtaining the consent required for the Purchaser’s assumption of any Retained Contract is more than an amount that is equal to One Million Four Hundred Sixteen Thousand Six Hundred Sixty-Seven Dollars ($1,416,667) for each one percent (1%) of the Contribution Margin identified for such Retained Contract on Schedule 2.07 of the Seller Disclosure Schedules, the amount payable under this Agreement in connection with purchasing such Retained Contract shall be decreased by such difference.

(b) To the extent any consent required for the Purchaser’s assumption of any Retained Contract is received by the Sellers between the period from the date that is six (6) months from the date hereof and the date that is twelve (12) months from the Closing Date, the Sellers shall sell, and the Purchaser shall purchase, such Retained Contract within a period of ten (10) Business Days following the date of notification and delivery by the Sellers of receipt of the requisite affirmative written consent for such Retained Contract (or within such time as may be agreed between the Sellers and the Purchaser) at a price to be agreed to in good faith between the parties (the “Fair Value Price”). To the extent the parties cannot agree on the Fair Value Price, such Fair Value Price shall be determined in accordance with the provisions set forth on Schedule 6.17(b). Notwithstanding the above, the aggregate amount paid to the Sellers for all such Retained Contracts that are transferred pursuant to this Section shall not exceed the aggregate reduction to the Closing Purchase Price at the Closing pursuant to Section 2.07.

(c) Upon the Purchaser’s acquisition of any Retained Contract pursuant to this Section 6.17, the Purchaser shall be deemed to have automatically (i) acquired any and all assets that would have constituted Purchased Assets if such Retained Contract had been transferred to the Purchaser at the Closing, and (ii) assumed any and all liabilities that would have constituted Assumed Liabilities if such Retained Contract had been transferred to the Purchaser at the Closing, in each case, without further action required by the Purchaser or the Sellers; provided, however, that for purposes of the indemnification provision set forth in Article IX, the representations and warranties of the Sellers in this Agreement related to such Purchased Assets (including the Retained Contracts and the Post-Closing Assigned Contract Employees) and Assumed Liabilities shall be deemed to have been remade at the time of such transfer and shall be true and correct at and as of the time of such transfer; provided, further, that such parties shall cooperate to take such actions and execute such documents as are reasonably requested to give effect to this Section 6.17(c). In the event the purchase price is adjusted pursuant to this Section 6.17, the principal amount of the Deferred Payment Note will also be adjusted pursuant to its terms.

6.18 Intercompany Arrangements. Immediately upon the Closing, all intercompany balances, and, except for the Transaction Documents to be entered into in connection with this Agreement, all Contracts and other arrangements between the Sellers and any of their Affiliates, on the one hand, and the Business, on the other hand, shall automatically terminate and cease to have any further force and effect, such that no party thereto shall have any further obligations therefor or thereunder.

6.19 Enterprise Licenses. During the period that is no more than one hundred twenty (120) days prior to, and no less than ninety (90) days prior to, the expiration of the Sellers’ obligation to use enterprise software licenses to provide transition services under the Transition Services Agreement, the Purchaser shall have the right to provide a list of enterprise software licenses to Sellers that Purchaser would like the Sellers to review to determine if the Sellers have the right to grant the Purchaser the right to use at the expiration of the Transition Services Agreement. If, and only if, providing a right to use any such license in connection with the Business (including any assignments of individual user licenses) creates no out-of-pocket cost to the Sellers and is permitted under the Contracts governing the Sellers’ rights to use such enterprise software licenses Sellers shall grant such rights to use the applicable licenses.

6.20 Cost-Sharing. The parties hereto acknowledge and agree to share the costs set forth on Schedule 6.20 of the Seller Disclosure Schedules pursuant to the allocation set forth therein.

6.21 Russian Transaction. The parties hereto acknowledge and agree that: (a) at the Closing, they shall cause the parties to the documents attached hereto as Schedule 6.21 of the Seller Disclosure Schedules to execute such documents in substantially the form as attached or such other form as may be necessary to comply with local law requirements, and (b) between the date hereof and the Closing, they shall cooperate, in good faith, to finalize such documents.

6.22 Other Purchase Agreements. The parties hereto acknowledge and agree that, no later than five (5) Business Days after the date of this Agreement, they shall cause the parties to the documents listed in Schedule 6.22 of the Seller Disclosure Schedules to execute such documents in substantially the form as attached to Schedule 6.22 of the Seller Disclosure Schedules.

6.23 Reciprocal Agreement. The parties hereto acknowledge and agree that, in the event any Retained Contracts and Retained Contract Collateral Assets exist following the Closing, it is in the mutual best interests of the Sellers and the Purchaser to collaboratively work together to agree upon a reasonable and appropriate definitive written agreement that addresses the provision and receipt of services by one party to or from the other, as necessary to service the Retained Contracts or the Customer Contracts assigned to the Purchaser, as applicable, (the “Reciprocal Agreement”). The parties hereto further acknowledge and agree that (a) they intend for the Customer Contracts assigned to the Purchaser and the Retained Contracts to continue to be serviced after the Closing in the same manner as they were serviced immediately prior to the Closing and that the people, systems and other assets utilized to service such contracts be able to continue to be used in the same manner after Closing as immediately before Closing as seamlessly as possible to avoid any disruption in client service, and (b) the Reciprocal Agreement shall be drafted to reflect such intent. The Reciprocal Agreement shall contain substantially similar terms as the Transition Services Agreement with respect to duration, price, payment terms, liability, indemnification and general provisions and other terms, such as description of services and service metrics as are reasonably appropriate under the circumstances, taking into account that each party will likely be both a provider and recipient of services and each needs to meet its respective customer contractual obligations. The Reciprocal Agreement will be negotiated by the Sellers and the Purchaser in good faith between the date of this Agreement and the Closing and shall be executed by the appropriate parties at the Closing; provided, however, that the execution of the Reciprocal Agreement shall not be a condition to the Purchaser’s or the Sellers’ obligation to consummate the transaction contemplated by this Agreement. The parties hereto agree that, within fourteen (14) days following the date of this Agreement, they shall begin exchanging drafts of the Reciprocal Agreement and shall make their respective business, financial, technology and legal personnel (including outside legal and accounting personnel) available, as necessary, to negotiate and finalize the Reciprocal Agreement on an expedited basis.

ARTICLE VII

CONDITIONS PRECEDENT

7.01 Conditions to Each Party’s Obligation. The obligation of the Purchaser to purchase and pay for the Purchased Assets and the obligation of the Sellers to sell the

Purchased Assets to the Purchaser is subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a) Governmental Approvals. The waiting period under the HSR Act, if applicable to the consummation of the transactions contemplated hereby, shall have expired or been terminated.

(b) Required Regulatory Approvals. All other Required Regulatory Approvals shall have been obtained.

(c) No Injunctions or Restraints. No applicable Law or Judgment or other legal restraint or prohibition preventing the consummation of the transactions contemplated herein shall be in effect.

(d) Foreign Purchase Agreements. The purchase agreements listed on Schedule 7.01(d) of the Seller Disclosure Schedules (the “Foreign Purchase Agreements”) shall have been executed and conditions necessary for closing under such agreements have been met by the applicable party or waived by the other party thereto.

(e) Consents Obtained. The Sellers shall have delivered to the Purchaser (i) affirmative written consents of third parties, in a form and substance as is reasonably satisfactory to the Purchaser and the Sellers, to the Purchaser’s assumption of Customer Contracts representing at least seventy percent (70%) of the Aggregate Contribution Margin, and (ii) all required consents of third parties as set forth on Schedule 7.01(e) of the Seller Disclosure Schedules in a form reasonably acceptable to the Sellers and the Purchaser.

(f) FIRPTA Affidavit. Each of the Sellers shall have delivered to the Purchaser a non-foreign affidavit, dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasure Regulations issued pursuant to section 1445 of the Code stating that such Seller is not a “foreign person” as defined in section 1445 of the Code.

7.02 Conditions to Obligation of the Purchaser. The obligation of the Purchaser to purchase and pay for the Purchased Assets is subject to the satisfaction (or waiver by the Purchaser) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Sellers in this Agreement shall be true and correct at and as of the Closing (without regard to any qualifications therein as to materiality or Business Material Adverse Effect), as though made at and as of such time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect. The Purchaser shall have received a certificate signed by an authorized officer of each of the Sellers to such effect.

(b) Performance of Obligations of the Sellers. The Sellers shall have performed or complied in all material respects with all obligations and covenants required by this Agreement or any other Transaction Document to be performed or complied with by the Sellers by the time of the Closing, and the Purchaser shall have received a certificate signed by an authorized officer of each of the Sellers to such effect; provided, however, that, for purposes of clarification, the parties hereto acknowledge that the failure to execute the Reciprocal Agreement shall not constitute a failure to comply with this Section 7.02(b).

(c) No Termination of Certain Contracts. None of the Contracts listed on Schedule 7.02(c) of the Seller Disclosure Schedules shall have been terminated.

7.03 Conditions to Obligation of the Sellers. The obligation of the Sellers to sell the Purchased Assets to the Purchaser is subject to the satisfaction (or waiver by the Sellers) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Purchaser in this Agreement shall be true and correct at and as of the Closing (without regard to any qualifications therein as to materiality or Purchaser Material Adverse Effect), as though made at and as of such time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. The Sellers shall have received a certificate signed by an authorized officer of the Purchaser to such effect.

(b) Performance of Obligations of the Purchaser. The Purchaser shall have performed or complied in all material respects with all obligations and covenants required by this Agreement or any other Transaction Document to be performed or complied with by the Purchaser by the time of the Closing, and the Sellers shall have received a certificate signed by an authorized officer of the Purchaser to such effect; provided, however, that, for purposes of clarification, the parties hereto acknowledge that the failure to execute the Reciprocal Agreement shall not constitute a failure to comply with this Section 7.03(b).

(c) Lender Approvals. All approvals or consents from any bank, financial institution or other lender required under any of the loan documents or facilities described on Schedule 7.03 of the Seller Disclosure Schedules with respect to the transfer and delivery of the Purchased Assets shall have been obtained.

7.04 Frustration of Closing Conditions. Neither the Purchaser nor the Sellers may rely on the failure of any condition set forth in this Article VII to be satisfied if such failure was caused by such party’s failure to act in good faith or to use the efforts to cause the Closing to occur as required by this Agreement, including Section 6.06.

ARTICLE VIII

TERMINATION; EFFECT OF TERMINATION

8.01 Termination.

(a) Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(i) by mutual written consent of the Sellers and the Purchaser;

(ii) by the Sellers if any of the conditions set forth in Section 7.01 or 7.03 shall have become incapable of fulfillment, and shall not have been waived by the Sellers;

(iii) by the Purchaser if any of the conditions set forth in Section 7.01 or 7.02 shall have become incapable of fulfillment, and shall not have been waived by the Purchaser;

(iv) by the Sellers, on the one hand, or the Purchaser on the other hand, if all conditions precedent to Closing set forth in Sections 7.01, 7.02 and 7.03 have not been satisfied or waived on or prior to 90 days after signing; provided, however, that the Sellers may extend such period for up to an additional 90 days if all such conditions precedent to Closing have been satisfied or waived, except for the condition precedent to Closing set forth in Section 7.01(a); or

(v) by the Sellers, if the Board of Directors of Convergys authorizes the Sellers, in full compliance with the terms of this Agreement, including Section 6.02, to enter into a definitive agreement in respect of a Superior Proposal or a Total Company Sale.

provided, however, that the party seeking termination pursuant to clause (ii), (iii) or (iv) is not then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement; provided, further, however, that in the event the Sellers terminate pursuant to clause (v), prior to, or concurrently with, such termination, the Sellers shall pay to the Purchaser a break-up fee in cash in immediately available funds in the amount of five percent (5%) of the Global Purchase Price prior to any possible adjustments as provided in Sections 2.07 and 2.08 (the “Termination Fee”).

(b) The parties hereto acknowledge that the agreements contained in this Section 8.01 are an integral part of the Agreement and the transactions contemplated hereby and that, without these agreements, none of the parties hereto would enter into this Agreement. Each of the parties hereto acknowledges that the Termination Fee is not a penalty, but rather a reasonable amount that will compensate the Purchaser for the costs, expenses, efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, the Purchaser acknowledges and agrees that in the event that the Termination Fee becomes payable and is paid by the Sellers pursuant to this Section 8.01, the right to receive the Termination Fee shall constitute the Purchaser’s sole and exclusive remedy under this Agreement.

(c) In the event of termination by the Sellers or the Purchaser pursuant to this Section 8.01, written notice thereof shall immediately be given to the other and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein:

(i) the Purchaser shall promptly return all documents and other material received from the Sellers or any of their respective Affiliates relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof, to the Sellers; and

(ii) all confidential information received by the Purchaser with respect to the business of the Sellers shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement.

8.02 Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 8.01, this Agreement shall become null and void and of no further force and effect, except for the provisions of (i) Section 6.03 relating to the obligation of the Purchaser to keep confidential certain information and data obtained by it, (ii) Section 6.07 relating to certain expenses, (iii) Section 8.01 and this Section 8.02, (iv) Section 6.09 relating to publicity, (v) Article IX, (vi) Article X, and (vii) all other indemnity provisions in this Agreement. Nothing in this Section 8.02 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement.

ARTICLE IX

INDEMNIFICATION

9.01 Survival.

(a) Except as otherwise provided in Section 9.02(a)(ii), the representations and warranties contained in this Agreement and the Other Purchase Agreements (collectively, the “Purchase Agreements”) shall survive only until April 30, 2011; provided, however, that any claim based on a breach of a representation or warranty contained in this Agreement may be brought any time prior to or on June 30, 2011; provided, further, that any representations or warranties related to a Retained Contract and related Retained Contract Collateral Assets that are assigned after the Closing pursuant to Section 6.17 shall survive only until the date that is the later of April 30, 2011, or twelve (12) months after the effective date of the assignment of such Retained Contract and related Retained Contract Collateral Assets to the Purchaser; and provided, further, that any claim based on a breach of a representation or warranty related to a Retained Contract or related Retained Contract Collateral Asset that is assigned after the Closing pursuant to Section 6.17 may be brought any time prior to the later of June 30, 2011 or the date that is twelve (12) months after the effective date of the assignment of such Retained Contract or Retained Contract Collateral Asset.

(b) The covenants and agreements of the parties hereto contained in the Purchase Agreements, including the parties obligations under Section 6.13 of this Agreement with respect to Customer Bonds and Credit Enhancements, shall survive in accordance with their respective terms.

9.02 Other Indemnification by the Sellers.

(a)(i) Subject to the limitations set forth in Sections 9.02(a)(ii), 9.02(b) and 9.02(c), from and after the Closing Date, the Sellers, jointly and severally, shall indemnify and save and hold harmless the Purchaser, NISL and their respective Affiliates and their respective officers, directors, attorneys, agents and representatives (collectively, the “Purchaser Indemnitees”) from and against any Covered Losses suffered by any such Purchaser Indemnitees resulting from or arising out of: (A) any misrepresentation of or inaccuracy in any representation or warranty of the Sellers referenced in Section 9.01(a); (B) any nonfulfillment or breach of any covenant or agreement made by the Sellers in the Purchase Agreements that survives the Closing Date pursuant to Section 9.01(b), (C) any Excluded Assets, (D) any Retained Liabilities, and (E) all penalties and reasonable costs and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 9.02.

(ii) The Purchaser Indemnitees shall not be entitled to assert any indemnification pursuant to this Section 9.02 after the expiration of the applicable survival period referenced in Section 9.01; provided, however, that if, on or prior to such expiration of the applicable survival period, a notice of claim shall have been given to the Sellers in accordance with Section 9.04 for such indemnification, the Purchaser Indemnitees shall continue to have the right to be indemnified with respect to such indemnification claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article IX, subject to the other limitations set forth in Sections 9.02(b) and 9.02(d); and provided, further, that the representations contained in Sections 3.01, 3.02 and 3.03 hereof and the right of the Purchaser to seek indemnification with respect thereto shall survive indefinitely, and the representations contained in Sections 4.05, 4.11 and 4.12 hereto and the right of the Purchaser to seek indemnification with respect thereto shall survive until the expiration of the statute of limitations applicable to the matters described therein (including extensions thereof).

(b) Any indemnification of a Purchaser Indemnitee pursuant to this Section 9.02 shall be effected by reducing the amount owing under the Deferred Payment Note if the amount owing under the Deferred Payment Note is zero, only then may a Purchaser Indemnitee recover for a indemnification pursuant to this Section 9.02 by a wire transfer or transfers of immediately available funds from the Sellers to an account or accounts designated in writing by the applicable Purchaser Indemnitee to the Sellers within fifteen (15) days after the final determination thereof.

(c) The Sellers shall have no liability for indemnification pursuant to Section 9.02(a) with respect to Covered Losses for which indemnification is provided thereunder, unless such Covered Losses exceed in the aggregate $500,000, in which case the Sellers shall be liable for all such Covered Losses in excess of such threshold amount; provided, however, that in no event shall the Sellers have any liability or indemnification obligation for Covered Losses for claims made pursuant to Section 9.02(a)(i)(A), other than claims for fraud, willful misconduct, willful misrepresentations, or claims arising out of or relating to the Retained Liabilities, in excess of twenty percent (20%) of the sum of (i) the Closing Purchase Price (as adjusted by Sections 2.07, 2.08 and/or 6.17), and (ii) the principal payments paid or owed to the Sellers under the Deferred Payment Note (the “Cap”) in the aggregate; provided, however, that the Cap shall be reduced for all Covered Losses paid by the Sellers pursuant to the indemnification provisions of the Transition Services Agreement. No indemnified party shall be entitled to recover from an indemnifying party more than once in respect of the same Covered Losses.

(d) Except as otherwise specifically provided in this Agreement (including Sections 8.01(a) and 10.06), the Purchaser acknowledges that its sole and exclusive remedy with respect to any and all claims relating to this Agreement and the transactions contemplated hereby (other than claims of, or causes of action arising from, fraud, willful misconduct, or willful misrepresentation) shall be pursuant to the indemnification provisions set forth in this Article IX. In furtherance of the foregoing, the Purchaser hereby waives, from and after the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action (other than claims of, or causes of action arising from, fraud, willful misconduct, or willful misrepresentation) it may have against the Sellers and their respective Affiliates arising under or based upon this Agreement, any document or certificate delivered in connection herewith, any applicable Law or otherwise (except pursuant to the indemnification provisions set forth in this Article IX). Notwithstanding any provision herein, no party shall in any event be liable to any Person on account of any indemnity obligation set forth in this Article IX for any indirect, consequential, special, incidental or punitive damages (including lost profits, diminution in value, loss of use, damage to goodwill or loss of business), except for the recovery of lost future profits as a result of an indemnity claim relating to a Covered Loss relating to a Customer Contract.

9.03 Other Indemnification by the Purchaser.

(a) Subject to the limitations set forth in Sections 9.03(b) and 9.03(d), from and after the Closing Date, the Purchaser and NISL, jointly and severally, shall indemnify and save and hold harmless the Sellers and their Affiliates and their respective officers, directors, attorneys, agents and representatives (collectively, the “Seller Indemnitees”) from and against any Covered Losses suffered by any such Seller Indemnitees resulting from or arising out of: (i) any misrepresentation of or inaccuracy in any representation or warranty of the Purchaser referenced in Section 9.01(a); (ii) any nonfulfillment or breach of any covenant or agreement made by the Purchaser in the Purchase Agreements that survives the Closing Date pursuant to Section 9.01(b); (iii) the Purchased Assets; (iv) the Guarantees; (v) the Assumed Liabilities; and (vi) all penalties and reasonable costs and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 9.03.

(b) The Seller Indemnitees shall not be entitled to assert any indemnification pursuant to this Section 9.03 after the expiration of the applicable survival period referenced in Section 9.01; provided, however, that if, on or prior to such expiration of the applicable survival period, a notice of claim shall have been given to the Purchaser in accordance with Section 9.04 for such indemnification, the Seller Indemnitees shall continue to have the right to be indemnified with respect to such indemnification claim until such claim for indemnification has been satisfied or otherwise resolved as provided in this Article IX; provided, further, that the representations contained in Sections 5.01, 5.02 and 5.03 hereof and the right of the Sellers to seek indemnification with respect thereto shall survive indefinitely, and the representations contained in Section 5.06 hereof and the right of the Sellers to seek indemnification with respect thereto shall survive until the expiration of the statute of limitations applicable to the matters described therein (including extensions thereof).

(c) Any indemnification of a Seller Indemnitee pursuant to this Section 9.03 shall be effected by wire transfer or transfers of immediately available funds from the Purchaser or NISL to an account or accounts designated in writing by the applicable Seller Indemnitee to the Purchaser within 15 days after the final determination thereof.

(d) The Purchaser and NISL shall have no liability for indemnification pursuant to Section 9.03(a) with respect to Covered Losses for which indemnification is provided thereunder (i) unless such Covered Losses exceed in the aggregate $500,000, in which case the Purchaser and NISL shall be liable for all such Covered Losses in excess of such threshold amount; provided, however, that in no event shall the Purchaser or NISL have any liability or indemnification obligation for Covered Losses for claims made pursuant to Section 9.03(a)(i), other than claims for fraud, willful misconduct, willful misrepresentations, or claims arising out of or relating to the Assumed Liabilities, in excess of the Cap in the aggregate; provided, however, that the Cap shall be reduced for all Covered Losses paid by the Purchaser pursuant to the indemnification provisions of the Transition Services Agreement. No indemnified party shall be entitled to recover from an indemnifying party more than once in respect of the same Covered Losses.

9.04 Procedures.

(a) Third Party Claims. In order for a Person (the “Indemnified Party”) to be entitled to any indemnification provided for under Section 9.02 or 9.03 in respect of, arising out of or involving a claim made by any Person against the Indemnified Party (a “Third Party Claim”), such Indemnified Party must notify the indemnifying party in writing (and in reasonable detail) of the Third Party Claim within ten (10) Business Days after receipt by such indemnified party of notice of the Third Party Claim; provided, however, that failure to give such notification shall not affect the indemnification provided hereunder except to the extent the indemnifying party shall have been prejudiced as a result of such failure (except that the indemnifying party shall not be liable for any expenses incurred during the period in which the indemnified party failed to give such notice). Thereafter, the Indemnified Party shall deliver to the indemnifying party, within five (5) Business Days’ time after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the indemnified party relating to the Third Party Claim.

(a) Assumption. If a Third Party Claim is made against an Indemnified Party, the indemnifying party shall be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the indemnifying party; provided, however, that such counsel is not reasonably objected to by the Indemnified Party and provided further that the indemnifying party shall keep the Indemnified Party reasonably informed on all aspects of such defense. Should the indemnifying party so elect to assume the defense of a Third Party Claim, the indemnifying party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party in connection with the defense thereof. If the indemnifying party assumes such defense, the Indemnified Party shall have the right to participate in the defense thereof and to employ counsel (not reasonably objected to by the indemnifying party), at its own expense, separate from the counsel employed by the indemnifying party, it being understood that the indemnifying party shall control such defense. The indemnifying party shall be liable for the fees and expenses of counsel employed by the Indemnified Party for any period during which the indemnifying party has not assumed the defense thereof (other than during any period in which the Indemnified Party shall have failed to give notice of the Third Party Claim as provided above). If the indemnifying party chooses to defend or prosecute a Third Party Claim, all the Indemnified Parties shall cooperate in the defense or prosecution thereof. Such cooperation shall include the retention and (upon the indemnifying party’s request) the provision to the indemnifying party of records and information that are reasonably relevant to such Third Party Claim, and making employees reasonably available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Whether or not the indemnifying party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the indemnifying party’s prior written consent (which consent shall not be unreasonably withheld). If the indemnifying party assumes the defense of a Third Party Claim, the Indemnified Party shall agree to any settlement, compromise or discharge of a Third Party Claim that the indemnifying party may recommend and that by its terms obligates the indemnifying party to pay the full amount of the liability in connection with such Third Party Claim and which unconditionally releases the Indemnified Party completely in connection with such Third Party Claim. Notwithstanding any provision of this Section 9.04(b) to the contrary, the preceding sentence shall not apply to the settlement, compromise or discharge of any Third Party Claim relating to Taxes (including, without limitation, any Retained Tax Liability) if (i) the Third Party Claim at issue could reasonably be expected to result in any additional Tax liability in excess of $500,000 per year for the Purchaser and its Affiliates in connection with the Business, and (ii) the Purchaser agrees in writing, in form and substance reasonably acceptable to the Sellers, to indemnify the Sellers, from the time that the Sellers notify the Purchaser in writing that they have a preliminary agreement to settle, compromise or discharge such Retained Tax Liability (such written notice to include the amount at which such Retained Tax Liability is proposed to be settled, compromised or discharged), for their additional defense costs associated with such Retained Tax Liability and any increase to the amount at which the Sellers proposed to settle, compromise or discharge such Retained Tax Liability.

(b) Other Claims. In the event any indemnified party should have a claim against any indemnifying party under Sections 9.02 or 9.03 that does not involve a Third Party Claim being asserted against or sought to be collected from such Indemnified Party, the Indemnified Party shall deliver notice of such claim with reasonable promptness to the indemnifying party. Subject to Section 9.01, the failure by any Indemnified Party so to notify the indemnifying party shall not relieve the indemnifying party from any liability that it may have to such Indemnified Party under Sections 9.02 or 9.03, except to the extent that the indemnifying party demonstrates that it has been prejudiced by such failure.

(d) Mitigation. The Purchaser, NISL and the Sellers shall cooperate with each other with respect to resolving any claim or liability with respect to which one party is obligated to indemnify the other party hereunder, including by making commercially reasonably efforts to mitigate or resolve any such claim or liability; provided, however, that neither Purchaser nor any Affiliates of Purchaser shall be required to make any claim under the Purchaser Professional

Indemnity Insurance Policy. In the event that the Purchaser or the Sellers shall fail to make such commercially reasonable efforts to mitigate or resolve any claim or liability, then notwithstanding anything else to the contrary contained herein, the other party shall not be required to indemnify any Person solely for the portion of Covered Losses that would reasonably be expected to have been avoided if the Purchaser or the Sellers, as the case may be, had made such efforts; provided, that any such failure to make such efforts shall not release the indemnifying party from its obligation to indemnify any Person for the portion of Covered Losses that would not reasonably be expected to have been avoided if the Purchaser or the Sellers, as the case may be, had made such efforts. In the event any indemnified party mitigates its Covered Losses after it receives payment from an indemnifying party hereunder (whether through the receipt of insurance proceeds or otherwise but excluding proceeds from the Purchaser Professional Indemnity Insurance Policy and excluding any proceeds received by the Purchaser under its warranty and indemnity insurance for claims in excess of the limit of the Sellers’ liability in Section 9.02(c)), the indemnified party shall reimburse the indemnifying party for any such payment up to the amount of such mitigation, net of any costs or expenses incurred in mitigating such Covered Losses.

9.05 Adjustments. All payments made pursuant to Article IX shall be treated by the parties hereto on all applicable Tax Returns as an adjustment to the Purchase Price.

ARTICLE X

GENERAL PROVISIONS

10.01 Assignment. This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party without the prior written consent of the other party hereto; provided, however, that the Purchaser may hereafter designate by written notice to the Sellers one or more of its Subsidiaries or Affiliates to acquire and assume specific Purchased Assets or Assumed Liabilities; provided, further, that no such designation shall relieve the Purchaser or NISL of any of its obligations hereunder or under any other Transaction Document. Any attempted assignment in violation of this Section 10.01 shall be void.

10.02 No Third-Party Beneficiaries. Except as provided in Article IX or Section 6.13, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

10.03 Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail or courier service and shall be deemed given when so delivered by hand or facsimile, or if mailed, ten days after mailing (two (2) Business Days in the case of express mail or courier service, or one (1) Business Day in the case of overnight courier service), as follows:

(i) if to the Purchaser,

c/o Northgate Information Solutions Limited

Peoplebuilding 2

Maylands Avenue

Hemel Hempstead

Herts, HP2 4NW

United Kingdom

Facsimile: +44 (0) 1442 2045041

Attention: John Richardson, Group Company Secretary

with a copy to:

Pillsbury Winthrop Shaw Pittman LLP

2300 N Street, NW

Washington, DC 20037

Facsimile: (202) 663-8007

Attention: Jeffrey B. Grill, Esq.

(ii) if to the Seller,

Convergys Corporation

201 East Fourth Street

Cincinnati, Ohio 45202

Facsimile: (513) 723-7734

Attention: Karen Bowman, General Counsel

10.04 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each party and delivered to the other party.

10.05 Entire Agreement. This Agreement, the exhibits hereto, the Transaction Documents contemplated to be executed in connection with the closing of the transactions contemplated herein and the Confidentiality Agreement, along with the Seller Disclosure Schedules and the Purchaser Disclosure Schedules, contain the entire agreement and understanding among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter. None of the parties shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein, in the exhibits hereto, in the Transaction Documents contemplated to be executed in connection with the closing of the transactions contemplated herein or in the Confidentiality Agreement.

10.06 Specific Performance. The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby (a) agree that, in the event of any breach or threatened breach by the Sellers or the Purchaser of any of their respective covenants or obligations set forth in this

Agreement, the Sellers and the Purchaser shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other party (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other party under this Agreement, and (b) waive any requirement for security or the posting of any bond in connection with any such remedy. The Purchaser hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by the Purchaser, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the Purchaser under this Agreement. The parties hereto further agree that (x) by seeking the remedies provided for in this Section 10.06, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 10.06 are not available or otherwise are not granted, and (y) nothing set forth in this Section 10.06 shall require any party hereto to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 10.06 prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any Proceeding pursuant to this Section 10.06 or anything set forth in this Section 10.06 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

10.07 Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. By an instrument in writing the Purchaser, on the one hand, or the Seller, on the other hand, may waive compliance by the other with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.

10.08 Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances.

10.09 Governing Law and Jurisdiction. This Agreement is to be governed by, and construed and enforced in accordance with, the laws of the State of Ohio, without regard to its rules of conflict of laws. All Proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any federal court sitting in Hamilton County, Ohio; provided, however, that if such federal court does not have jurisdiction over such Proceeding, such Proceeding will be heard and determined exclusively in any state court sitting in Hamilton County, Ohio. Consistent with the preceding sentence, each of the parties hereto hereby (a) submits to the exclusive jurisdiction of any federal or state court sitting in Hamilton County, Ohio for the purpose of any Proceeding arising out of or relating to this Agreement brought by any party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense, or otherwise, in any such Proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that the Proceeding is brought in an inconvenient forum, that the venue of the Proceeding is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

10.10 Waiver of Jury Trial. Each party hereby waives to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or any transaction contemplated hereby. Each party (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.10.

10.11 Translation. This Agreement has been executed in the English language. If this Agreement is translated into another language, the English language text shall in any event prevail.

[Signatures on following page]

IN WITNESS WHEREOF, the Sellers and the Purchaser have duly executed this Agreement as of the date first written above.

CONVERGYS CUSTOMER MANAGEMENT GROUP INC.

By:	/s/ Karen R. Bowman
Name:
Title:

CONVERGYS CORPORATION

By:	/s/ Karen R. Bowman
Name:
Title:

CONVERGYS LEARNING SOLUTIONS INC.

By:	/s/ Karen R. Bowman
Name:
Title:

CONVERGYS CMG UTAH, INC.

By:	/s/ Karen R. Bowman
Name:
Title:

NORTHGATEARINSO, INC.

By:	/s/ John Stier
Name:
Title:

NORTHGATE INFORMATION SOLUTIONS LIMITED

By:	/s/ John Stier
Name:
Title: